Platinum Group Metals (RSA) Ltd.
Updated with the Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11)
(Effective date: 30 April 2008)

Prepared by RSG Global Consulting Pty Ltd on behalf of:
Platinum Group Metals (RSA) Ltd.

Platinum Group Metals (RSA) Ltd

Updated with the Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11)

Prepared by RSG Global Consulting Pty Ltd on behalf of:
Platinum Group Metals (RSA) Ltd

Author(s):	Mr Ken Lomberg	Principal Consultant - Resource Geologist	(Pr.Sci.Nat.)

Date:	30 April 2008

Job Number:	JWES03

Copies:	Platinum Group Metals (RSA) Ltd	(2)
RSG Global Consulting – Johannesburg	(1)

[Signed]	[Signed]
Author Ken Lomberg	Peer Review Ingvar Kirshner

The Reader is advised to read the Reliance on Other Experts (Section 3) of this document

TABLE OF CONTENTS

1	Executive Summary	6
1.1	Introduction and Terms of Reference	6
1.2	Property Description	6
1.3	Title and Status	7
1.4	History	7
1.5	Regional Geology	7
1.6	Local Geology	8
1.7	Exploration Status	9
1.8	Drilling	10
1.9	Sampling	10
1.10	Chemical Analysis	10
1.11	Site Visits	11
1.12	Verification	11
1.13	Adjacent Properties	11
1.14	Mineral Resource Estimation	11
1.15	Mineral Resource Tabulation	13
1.16	Conclusions	15
1.17	Recommendations	15
2	Introduction and Terms of Reference	16
2.1	Scope of Work	16
2.2	Terms of Reference	16
2.3	Technical Report	17
2.4	Site Visits	18
2.5	Participants	18
2.6	Principal Sources of Information	18
2.7	Independence	19
3	Reliance on Other Experts	20
4	Property Description and Location	21
4.1	Project Location	21
4.2	Background Information on South Africa	23
4.2.1	Demographics and Geographic Setting	23
4.2.2	Political and Financial Status	24
4.2.3	Mining Industry	24
4.2.3.1	Background	24
4.2.3.2	Historical Perspective - Legislative Development	25
4.2.3.3	Mineral and Petroleum Resources Development Act, 2002	25
4.2.3.4	From Private Ownership to State Custodianship	25
4.2.3.5	The Mineral and Petroleum Royalty Bill	25
4.2.4	Mining Tenure	26
4.3	Title and Status	26
4.4	Material Agreements	27
4.5	Environmental Liabilities	27
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	29
5.1	Access and Local Resources	29
5.2	Climate	29
5.3	Topography, Elevation and Vegetation	29
5.4	Infrastructure	30
6	History	31
6.1	Ownership	31
6.2	Exploration and Drilling	31
6.3	Historical Mineral Resource Summary	32
6.4	Historical Mineral Reserve Summary	32
6.5	Mineral Production	33
7	Geological Setting	34
7.1	Regional Geology	34
7.2	Local Geology	37
7.3	Structural Interpretation	38
7.4	Geological Interpretation	40
8	Deposit Types	41
9	Mineralisation	44
9.1	Merensky Reef	44
9.1.1	Normal Merensky Reef	46
9.1.2	Single Chromitite Merensky Reef	46
9.1.3	Detached Merensky Reef	46
9.1.4	Normal Footwall Merensky Reef	46
9.1.5	Mineralisation	47
9.2	UG2 Chromitite Layer	48
10	Exploration	50
10.1	Introduction	50
10.2	Geophysical Surveys	50
10.2.1	Quickbird imagery	50
10.2.2	High resolution aeromagnetic survey	50
10.2.3	3D seismic survey	50
11	Drilling	52
11.1	Introduction	52
11.2	Historical Drilling	52
11.3	Wesizwe Drilling	52
11.4	Drilling on Frischgewaagd	52
11.5	Collar Surveys	53
11.6	Down hole surveys	53
11.7	Data Capture	53
12	Sampling Method and Approach	55
12.1	Introduction	55
12.2	Drillcore logging	55
12.3	Drillcore Marking and Sampling	55
12.3.1	Merensky Reef	55
12.3.2	UG2 Chromitite Layer	55
12.3.3	Sampling	56
13	Sample Preparation, Analysis and Security	57
13.1	Laboratory and Sample Submission Procedures	57
13.2	Analytical Methods	57
13.2.1	Mintek Laboratory	57
13.2.2	SGS Lakefield	57
13.3	Sample Analysis and Quality Control	57
13.4	Laboratory Accreditation	59
13.5	Specific Gravity Measurements	59
14	Data Verification	60
14.1	Site Visits	60
14.2	Borehole Collars	60
14.3	Borehole Core	60
14.4	Data Management	60
14.5	Downhole Surveys	60
14.6	Logging	61
14.7	Drill Hole Database Validation	61
14.8	Quality control and Quality Assurance	61
14.9	RSG Global Technical Assessment	62
15	Adjacent Properties	63
16	Mineral Processing and Metallurgical Testing	65
17	Mineral Resource and Mineral Reserve Estimates	66
17.1	Mineral Resource Estimate	66
17.2	Introduction	66
17.3	Methodology	66
17.4	Geology Model	66
17.5	Basic Statistics	66
17.6	Variography	68
17.7	Estimation	72
17.8	Validation of the Estimates	72
17.9	Mineral Resource Classification	73
17.10	Mineral Resource Tabulation	73
17.11	Mineral Reserve Estimate	75
18	Other Relevant Data and Information	76
19	Interpretations and Conclusions	77
20	Recommendations	78
21	References	79
22	Date and Signature Page	80

LIST OF TABLES

Table 1.15_1 – Summary of Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11) (September 2007)	14
Table 4.2.2_1 – A Selection of Economic Indicators for South Africa (1998 - 2007)	24
Table 4.2.4_1 – Summary of Mineral Exploration and Mining Rights (South Africa)	26
Table 6.3_1 – Mineral Resource Estimates for Frischgewaagd Portion 11 of Snowden (2006)	32
Table 6.3_2 – Mineral Resource Estimates for Project 2 by Minxcon (2007)	32
Table 11.4_1 – Summary of Boreholes used in Mineral Resource Estimate	52
Table 3.4.1_1 – Summary of Certified Standards	58
Table 15_2 – Mineral Resources and Reserves for BRPM - Styldrift (JV) (Anglo Platinum)	63
Table 15_3 – Mineral Reserves and Resources quoted for Rustenburg Platinum Mines (Rustenburg Section) (Anglo Platinum)	64
Table 17.5_1 – Intersections Excluded from Mineral Resource Estimation due to Geological Validation	68
Table 17.10_1 – Summary of Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11) (September 2007)	74

LIST OF FIGURES

Figure 1.6_1 – Map showing the location of Frischgewaagd	9
Figure 2.1_1 – Map showing the location of Frischgewaagd	17
Figure 3.1_1 – Properties of Western Bushveld Joint Venture: Frischgewaagd	22
Figure 4.2.2_1 – Grootboom: Holding Structure Showing the Interests of PTM in the WBJV	27
Figure 7.1_1 – General Geology of the Bushveld Complex	34
Figure 7.1_2 – Generalised Stratigraphic Column of the Rustenburg Layered Suite, Bushveld Complex	35
Figure 7.1_3 – Generalised Geological Map of the Western Bushveld Complex Showing the Position of the Wesizwe Platinum Properties	37
Figure 5.1_1 – Structural Map of the Wesizwe Platinum Project including Frischgewaagd	39
Figure 5.1_2 – Isotropic View of the Structural Interpretation of the Wesizwe Platinum Project	40
Figure 9.1_1 – Geological Map of the Bushveld Complex Showing the Distribution of the Swartklip and Rustenburg Facies	44
Figure 9.1_2 – Geological Map of the Wesizwe Platinum Properties Showing the Distribution of the Merensky Reef Sub-facies	45
Figure 9.1.5_1 – Merensky Reef Sub-facies with Location of Mineralisation and Average Mineralisation Widths	47
Figure 9.2_1 – Geological Map of the Wesizwe Platinum Properties Showing the Distribution of the UG2 CL Sub-facies	49
Figure 9.1.5_1 – Total Magnetic Field of the High Resolution Aeromagnetic Survey	51
Figure 11.4_1 – Map showing the location of the boreholes on Frischgewaagd RE 4 and Portion 11	54
Figure 17.5_1 – Graphs depicting the data distributions of the various Merensky Reef and UG2 Chromitite Layer sub-facies	67
Figure 17.6_1 – Variography of Metal Accumulations	69

1	EXECUTIVE SUMMARY

1.1	Introduction and Terms of Reference

Coffey Mining (South Africa) Limited trading as RSG Global was requested by Platinum Group Metals (RSA) Ltd (PTM) to review and report the mineral resource estimate undertaken by Wesizwe Platinum in respect of Frischgewaagd 96JQ (RE 4 and Portion 11) (Frischgewaagd), in which PTM has an effective 18.5% interest.

The mineral resource estimate was subject to a press release (22 April 2008) which necessitates the requirement for lodgement on SEDAR to support a material change resulting from the previous reporting of the mineral resource of Frischgewaagd by PTM.  Accordingly, this Technical Report complies with all relevant aspects of the Canadian National Instrument 43-101 (NI43-101) and NI43-101F1.

Mr Ken Lomberg of RSG Global/Coffey Mining is the Qualified Person who has reviewed the mineral resource estimate on behalf of PTM and compiled the NI 43-101 for Frischgewaagd 96JQ (RE 4 and Portion 11).  He is registered with the SACNASP, the South African Council for Natural Scientific Professional Registration 400038/01.

Mr David Young of The Mineral Corporation is the Qualified Person who completed the mineral resource estimate for Wesizwe Platinum on Frischgewaagd 96JQ (RE 4 and Portion 11).  He is registered with the SACNASP, the South African Council for Natural Scientific Professional Registration 400989/83.

Neither RSG Global nor the authors of this report have any financial interest in PTM, Wesizwe Platinum or Anglo Platinum.  This report has been prepared solely on the basis of professional fees.

1.2	Property Description

Frischgewaagd consists of prospecting rights to RE 4 and Portion 11 of the Frischgewaagd 96JQ property.  This property is located approximately 41km northwest of the city of Rustenburg in the Rustenburg Magisterial District of the North West Province, South Africa.

The land use includes areas of settlement by local Tswana people as well as area of cultivated fields typically close to the settlements and areas used for grazing.  The town of Ledig is situated on the project the area.  The town consists of mostly residential brick and tin structures predominantly inhabited by local Tswana people.  Access to the project area is by tarred road.  Bulk infrastructure for water and electricity is within 5km of the properties.  The nearest railway is immediately to the east of the Pilanesberg Game Reserve, some 15km from the project area.

The project is located in an area with a long history of platinum mining activity.  The infrastructure in the area is well established and well suited to mineral exploitation, with well-maintained roads well as electricity distribution networks and telephone systems.  However, there are currently potential limitations in the delivery of power due to a national shortage of generation capacity.

A typical summer rainfall climate prevails in the area and allows year round activities.

1.3	Title and Status

Frischgewaagd consists of prosecting rights to RE 4 and Portion 11 of the Frischgewaagd 96JQ property.  The Project is jointly held by PTM (37%), Anglo Platinum (37%) and Wesizwe (26%) via the WBJV which has a holding of 50%, and the other 50% is held directly by Wesizwe Platinum.  PTM currently holds an effective 18.5% interest in Frischgewaagd.

No surface rights are currently held by the WJBV in the area of the mineral resource.

PTM as operator of the joint venture is the custodian and is responsible for all aspects of the Environmental Management Programmes (EMP) and for all specifics as set out in all the various allocated and approved EMP for properties that form part of the WBJV.

1.4	History

The mineral rights to the various properties of the WBJV were previously all privately held by major mining groups resident in the Republic of South Africa or private individuals.  Portions of Frischgewaagd were previously held by Impala Platinum Mines Limited and were acquired by Johannesburg Consolidated Investment Company Limited (JCI).  JCI has since been unbundled and restructured so that the mineral rights are now held by Anglo Platinum through RPM and now contributed to the WBJV, which includes Frischgewaagd.

Mineral resource estimates for these projects adjacent and in the immediate vicinity of the WBJV are presented in Section 6.3.

No historical mineral reserve estimates are known.

No historic PGE production has occurred on Frischgewaagd.

1.5	Regional Geology

PGE-dominated deposits occur in large layered intrusions, such as the Bushveld Complex (South Africa), the Stillwater Complex (Montana), and the Great Dyke (Zimbabwe).  The 2,060 million year old Bushveld Complex, with a total extent of approximately 66,000km2, is one of the world’s largest layered mafic intrusions.  The mafic rocks of the Bushveld Complex host layers rich in PGE, chromium and vanadium, and constitute the largest known resource of these metals.  In addition, nickel and copper are generally associated with PGEs and are significant by-products.

The mafic rocks which are collectively termed the Rustenburg Layered Suite have been divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones.  The Critical Zone is characterised by regular rhythmic layering of cumulus chromite within pyroxenites, anorthosites, norites and olivine-rich rocks.  It hosts virtually all economic mineralisation encountered in the Bushveld Complex.

The first economically significant cycle from a PGE perspective is the UG2 Chromitite Layer.  The two uppermost cycles of the Critical Zone are the Merensky and Bastard cycles.  The former is of great economic importance as it contains at its base the PGE-bearing Merensky Reef.  In the western part of the Bushveld Complex, several metres below the Merensky Reef, a unit known as the Pseudo Reef occurs and is known to be mineralised with PGEs.  The UG2 Chromitite Layer appears to be the only chromitite layer to contain economically exploitable concentrations of PGE mineralisation.

1.6	Local Geology

The WBJV is situated on the edge of the Bushveld Complex close to the basal contact with the Transvaal Supergroup (Figure 1.6_1).  The strike is NNW-SSE with the drill holes indicating a dip of 5° - 25°.  However, regional interpretations suggest that the rocks may be flat lying and their attitude has been influenced by various structural events including the activation of the NW-SE tending Rustenburg Fault and the emplacement of the younger Pilanesberg Alkaline Complex (1,300 million years old).  During intrusion of the Pilanesberg Complex, the rocks of the Bushveld Complex were significantly faulted and deformed.  Several alkaline dykes related to the Pilanesberg Complex intrude the Bushveld Complex. The drill holes have intersected numerous mafic and ultramafic intrusive pegmatites.

A structural interpretation has been undertaken by The Mineral Corporation using the data from 53 boreholes in conjunction with aeromagnetic and gravity data.  Numerous aspects of the structure have been identified and modelled.  No significant differences in the structural interpretation are noted between the Merensky Reef and UG2 Chromitite Layer.  RSG Global is of the opinion that the structure is sufficiently well understood and defined for the mineral resource estimate.  The Mineral Corporation has indicated that the structure has been confirmed by the 3D Seismic survey.

The mineralised horizons intersected in the project area are the Merensky Reef and the UG2 Chromitite Layer with the Merensky Reef being subdivided into four sub-facies and the UG2 Chromitite Layer into two sub-facies.  Four sub facies of the Merensky Reef have been defined as the Normal, Single Chromitite, Detached and Normal Footwall facies.  Each facies is sufficiently unique both geologically and with respect to the mineralisation signature.

The UG2 Chromitite Layer is less variable than the Merensky Reef with two sub-facies being identified: the Normal and Regional Pothole facies.  Each facies is sufficiently unique both geologically and with respect to the mineralisation signature.

The identification of sub-facies is considered valid and in line with best practice within the platinum industry.

Figure 1.6_1

Map of the location of Frischgewaagd

26°
27°
28°
29°
30°
Lower, Main and Upper Zone
Critical Zone
Fold axis
Fault
NORTHERN LIMB
MOKOPANE
24°
Kalkloof anticline
Schwerin fold
Derdegelid pericline
Wonderkop fault
EASTERN BUSHVELD COMPLEX
BURGERSFORT
Steelpoort fault
Steelpoort pericline
FAR WESTERN BUSHVELD COMPLEX
Gap areas
BELA-BELA
WESTERN BUSHVELD COMPLEX
25°
Pilanesberg Complex
Frischgewaagd
Kookfontein upfold
RUSTENBURG
PRETORIA
MIDDELBURG
Spruitfontein upfold
Brits Graben
Wolhuterskop
JOHANNESBURG
0 20 40 60 80 100 km
26°

1.7	Exploration Status

A limited amount of exploration and mining related activities were undertaken on the property prior to 1990.  Since then Anglo Platinum has undertaken various exploration in the area notably on the adjacent Styldrift and BRPM properties.  Although this work has not been undertaken on Frischgewaagd, the understanding of the geology the surrounding areas has assisted in understanding the local geology and has added confidence to the structural interpretation.

Anglo Platinum initially managed an exploration drilling programme on the Frischgewaagd and the adjacent Elandsfontein property.  Some geological and sampling logs and assay data acquired by Anglo Platinum were made available to The Mineral Corporation to be utilised in the resource estimation for Frischgewaagd.  Subsequently, Wesizwe Platinum has undertaken a considerable amount of drilling on the property culminating in some 99 boreholes being drilled on the property.

An increasing amount of work was undertaken by Anglo Platinum on the property and adjacent area, in the 1990s.  The majority of the work undertaken on the property has been undertaken in the last three years in the form of extensive drilling programmes.

1.8	Drilling

Wesizwe commenced diamond drilling in the area in November 2004.  Vertical boreholes were initially drilled on notional 1,000m spaced section traverses.  Later the notional spacing was reduced to a 500m spacing.  Typically three deflections were drilled.  The drilling strategy employed by Wesizwe, has been applied to the drilling at Frischgewaagd.  Wesizwe has drilled 99 bore holes on Frischgewaagd totalling approximately 68,000m.

1.9	Sampling

Drillcore was logged, coded and stratigraphically interpreted prior to sampling.  Where core is broken in the vicinity of the reef zone, it is carefully pieced together.  Where pieces are missing, a record of percentage recovery for each sample is included in the sampling log sheet and assessed for representativeness and non representative cuts are not sampled.

The sampling of the Merensky Reef varied depending on morphology of the intersection.  The lower chromitite contact is used as a datum for the Single Chromitite, Normal and Normal Footwall facies.  The top reef contact is used as the reference for the detached facies.  The Merensky Reef was measured from 2cm below the lower contact of the lower chromitite and sampled at 15 - 20cm intervals throughout.   Sampling was extended for some distance above and below the Merensky Reef in order to include any additional hangingwall or footwall mineralisation.

Samples were taken at regular intervals above and below until the UG2 Chromitite Layer had been appropriately sampled.  The procedure was to start taking samples including 2cm of core above the uppermost chromitite marker (“the Top Chromitite”).  Additional sampling is extended well into the footwall and hangingwall of the UG2 Chromitite Layer to establish footwall and hangingwall PGE mineralisation.

In preparing the core for sampling, the low point of the layering is used to draw an orientation line for core cutting prior to sampling and splitting using a diamond saw blade.  Both halves are identically marked up with the intended sample intervals and sample numbers.  The length of samples taken was between 15 and 18cm which resulted in approximately 250g of half core material which is considered to be representative of the in-situ material and sufficient for analysis.  The core was split by a diamond saw blade (5mm width) into two halves, with one half of the core taken for assay purposes and the other half being retained.  The sampling intervals and numbers are recorded on the borehole sampling sheet for cross checking prior to individually bagging and tagging the samples.

1.10	Chemical Analysis

The sample preparation and analysis was initially undertaken by Mintek, Johannesburg and later at SGS Lakefield, Johannesburg.  Both laboratories are certified for PGE Analysis.

The samples analysed by Mintek were analysed for 3PGE+Au by fire assay using a lead collector.  Cu and Ni were analysed by pressed pellet X-ray fluorescence.  The specific gravity was determined using a pycnometer.

The samples analysed by SGS Lakefield were analysed for Pt, Pd, Rh, Au by fire assay using a lead collector.  Cu and Ni were analysed by pressed pellet X-ray fluorescence.  The specific gravity was determined using a pycnometer.

1.11	Site Visits

Site visits were made to the area in connection with the exploration being undertaken by Wesizwe Platinum by Mr K G Lomberg on 24 May 2005 and on 11 January 2008.  The conclusion drawn from the site visits is that the exploration has been undertaken to accepted platinum industry standards.

1.12	Verification

RSG Global reviewed the process of drilling, logging and sampling and considers the quality of the logging and sampling to be appropriate and to recognised platinum industry standards.

A suitable QA/QC programme has been implemented and documented.  Sample standards and blanks were routinely inserted with each batch of samples in order to demonstrate the precision and accuracy of the laboratory.  The rate of insertion of Standard reference material was determined as 9.4%.  RSG Global considers the management of QA/QC by Wesizwe Platinum appropriate for a mineral resource estimate.

1.13	Adjacent Properties

There are numerous mines and PGE projects on the Bushveld Complex.  The Western Bushveld Joint Venture is adjacent to the BRPM-Styldrift Joint Venture and in close proximity to Impala Platinum and Rustenburg Platinum Mines (RPM).

1.14	Mineral Resource Estimation

Mineral resource estimates have been undertaken on the Merensky Reef and UG2 Chromitite Layer utilising Ordinary Kriging, Simple Kriging and arithmetic average by The Mineral Corporation on behalf of Wesizwe Platinum.  The estimation used a metal accumulation method.  Where there is a paucity of data, the average of individual or declustered boreholes was utilised.

The approach undertaken by The Mineral Corporation has been:

•	Intensive examination of the data to confirm assay precision and accuracy and to understand the data;

•	Confirmation of stationarity, bias or trends within the data;

•	Consideration of the geology of the deposit including potential facies types;

•	Composites of the Merensky Reef and UG2 Chromitite Layer cuts;

•	Consideration of cutting and capping of data;

•	Variography;

•	Kriging Neighbourhood Analysis to select the correct block size, number of data for the estimate, appropriate discretisation, search strategy;

•	Estimation;

•	Validation of estimate;

•	Classification of the estimate; and

•	Tabulation and reporting.

The data from each intersection has been composited (metal accumulation) and the various borehole intersections then averaged to provide a single data point per borehole – referred to as declustered data.  The composites were developed based on a minimum width of 100cm, the application of a geological cut as applicable to the various facies of the Merensky Reef and UG2 Chromitite Layer and a 1g/t 3PGE+Au marginal cut-off.  The use of metal accumulations and the method of compositing are considered appropriate.

A validation was undertaken which included the correlation of various geological and geochemical features.  Based on this analysis some grade values were amended.  All amendments are to lower grades.  Where density is absent, the value based on a regression with the 3PGE+Au grade has been utilised.  An analysis of the potential outlier values was undertaken and it was concluded that no capping was required. RSG Global concurs with the interpretations and recommendations.

The understanding of the geology is considered appropriate to the mineral resource estimate.  The identification and use of facies is good practice for the estimation of both the Merensky Reef and UG2 Chromitite Layer.  Where the facies could not be determined, no mineral resource has been estimated.

A geological loss of 25% is applied.  RSG Global considers this to be appropriate for the deposits and regional geology.

The variography was undertaken on the basis of the declustered individual metals accumulations in various facies for each reef where sufficient data existed to allow the valid use of geostatistics.  Typically two structure isotropic variograms were modelled.  In some cases anisotropic variograms were modelled.  The use of the closely spaced borehole intersections (deflections) has allowed the determination of the nugget effect.  The nugget effect is generally moderate to high relative to the sill.

The estimate utilised a block size of 500m x 500m.  The estimates were undertaken using Simple Kriging with a local mean (Merensky Normal, UG2 Chromitite Layer Normal and UG2 Chromitite Layer Regional Pothole) and Ordinary Kriging (Merensky Single Chromitite Reef).  The estimates for Merensky Reef – Normal Footwall and Merensky Reef – Detached utilised an arithmetic average for the estimation.

The estimation was undertaken with a search radius of 2,000m and a minimum of four (4) boreholes and a maximum of 25 boreholes for each block estimate.

There is suitable correlation between the statistics and the tabulated mineral resource estimates.

The classification utilises both geological and geostatistical criteria.  An important consideration is the confidence in the facies delineation.  The consideration of indicated and measured categories is based on the Kriging Standard deviation, and Kriging variance to Block Variance ratio.

The mineral resource was classified in accordance with the in the SAMREC Code (March, 2000).  The classification approach incorporates appropriate factors and expertise.  RSG Global supports the classifications given.  As the mineral resource categories of the SAMREC code can in this case be directly mapped to the CIM Standards, this mineral resource may be considered NI 43-101 compliant.

1.15	Mineral Resource Tabulation

The mineral resource estimate as presented in the documentation is summarised in Table 1.15_1.

Table 1.15_1 Frischgewaagd 96JQ (RE 4 and Portion 11) Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11) (September 2007) (Classified in accordance with SAMREC and CIM Standards)
Facies	Tonnes	Width	3PGE+Au	Pt	Pd	Rh	Au	Cu	Ni	3PGE+Au	Pt	Pd	Rh	Au	Cu	Ni
	(t)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(oz)	(%)	(%)	(%)	(%)	(t)	(t)
Measured
Merensky Reef
Normal	4,539,000	1.54	5.70	3.67	1.54	0.27	0.22	0.07	0.23	832,200	64	27	5	4	3,300	10,500
Total Measured	4,539,000	1.54	5.70	3.67	1.54	0.27	0.22	0.07	0.23	832,200	64	27	5	4	3,300	10,500

Indicated
Merensky Reef
Normal	6,069,000	1.67	6.23	4.01	1.69	0.29	0.25	0.09	0.26	1,214,100	64	27	5	4	5,300	15,700
Single Chromitite	5,357,000	1.65	5.81	3.76	1.52	0.28	0.25	0.07	0.16	1,001,400	65	26	5	4	3,900	8,700
Total	11,426,000	1.66	6.03	3.89	1.60	0.28	0.24	0.08	0.21	2,215,500	64	27	5	4	9,200	24,400
UG2 Chromitite Layer
Normal	7,591,000	1.39	4.39	2.67	1.22	0.46	0.02	-	0.13	1,070,700	61	28	11	0		9,600
Regional Pothole	6,112,000	1.77	4.66	2.83	1.29	0.45	0.05	-	0.13	915,400	61	28	10	1		7,900
Total	13,702,000	1.46	4.51	2.74	1.27	0.46	0.04	-	0.13	1,986,100	61	28	10	1	-	17,500

Total Indicated	25,128,000	1.54	5.20	3.26	1.41	0.38	0.13		0.17	4,201,600	62	28	8	2		41,900

Inferred
Merensky Reef
Detached	2,828,000	1.15	5.71	3.78	1.43	0.26	0.23	0.07	0.20	508,800	66	25	5	4	2,000	114,400
Normal	625,000	1.34	5.89	3.79	1.60	0.27	0.23	0.08	0.25	118,200	64	27	5	4	500	1,600
Normal Footwall	2,016,000	1.74	7.00	4.69	1.84	0.25	0.22	0.04	0.11	453,700	67	26	4	3	700	2,100
Single Chromitite	3,291,000	1.50	5.37	3.47	1.40	0.25	0.23	0.07	0.16	563,700	65	26	5	4	1,800	5,300
Total	8,758,000	1.38	5.84	3.86	1.57	0.25	0.23	0.06	0.17	1,644,400	65	26	6	3	5,000	123,400

UG2 Chromitite Layer
Normal	5,165,000	1.27	4.18	2.54	1.17	0.44	0.02		0.13	695,300	61	28	11	-	-	6,500
Regional Pothole	10,372,000	1.56	4.79	2.91	1.33	0.47	0.05		0.14	1,596,900	61	28	10	1		14,100
Total	15,537,000	1.34	4.59	2.78	1.27	0.46	0.04		0.14	2,292,200	61	28	10	1	-	20,600

Total Inferred	24,295,000	1.37	5.04	3.18	1.37	0.38	0.11	0.02	0.15	3,936,600	63	27	8	2		144,000

Note:           A geological loss of 25% has been applied
                   The composites were developed based on a minimum width of 100cm, the application of a geological cut as applicable to the various facies of the Merensky Reef and UG2
                    Chromitite Layer and a 1g/t 3PGE+Au marginal cut-off.

1.16	Conclusions

The approach and execution of the exploration and drilling is considered of a high standard and appropriate for the estimation of the respective mineral resources.  The methods of chemical analysis are considered appropriate for the mineral resource estimate.  The mineral resource estimates are considered robust.

1.17	Recommendations

The mineral resource of the Merensky Reef and UG2 Chromitite Layer of Frischgewaagd is considered appropriate for feasibility level mine design and further studies.

2	INTRODUCTION AND TERMS OF REFERENCE

2.1	Scope of Work

Coffey Mining (South Africa) Limited trading as RSG Global was requested by Platinum Group Metals (RSA) Ltd (PTM) to review and report the mineral resource estimate undertaken by Wesizwe Platinum in respect of Frischgewaagd 96JQ (RE 4 and Portion 11) (Frischgewaagd), in which PTM has an effective 18.5% interest (Figure 2.1_1).

The mineral resource estimate was subject to a press release (22 April 2008) which necessitates the requirement for lodgement on SEDAR to support a material change resulting from the previous reporting of the mineral resource of Frischgewaagd by PTM.  Accordingly, this Technical Report complies with all relevant aspects of the Canadian National Instrument 43-101 (NI43-101) and NI43-101F1.

Frischgewaagd consists of prosecting rights to RE 4 and Portion 11 of the Frischgewaagd 96JQ property of which 50% is held jointly via the Western Bushveld Joint Venture (WBJV), by PTM (37%), Anglo Platinum Corporation (Anglo Platinum) (37%) and Wesizwe Platinum Limited (Wesizwe Platinum) (26%) and the other 50% is held directly by Wesizwe.

2.2	Terms of Reference

RSG Global was commissioned to carry out the following activities in respect of the mineral resource estimations of the Merensky Reef and UG2 Chromitite Layer of Frischgewaagd:-

▪	Site visit.

▪	Review of database, validation & statistical analyses.

▪	Review of quality control on exploration data.

▪	Review of geological modelling.

▪	Review of mineral resource estimate and resource classification.

▪	Compilation of a report compliant with NI 43-101.

The mineral resource estimate was undertaken by The Mineral Corporation on behalf of Wesizwe Platinum. Mr DR Young (Pr.Sci.Nat., M.Sc., MGSSA, FAusIMM) is the Competent Person in terms of SAMREC Code (2007), for the mineral resource estimate.

2.3	Technical Report

This report complies with Canadian National Instrument 43-101, (the “Standards of Disclosure for Mineral Projects” of February 2001 and subsequent updates in 2004 and 2005), NI43-101F1 as well as the resource and reserve classifications adopted by the CIM Council in August 2000 (the CIM Standards).

The report is also consistent with the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” of December 2004 (the JORC Code) as prepared by the Joint Ore Reserves Committee (JORC) of the Australasian Institute of Mining and Metallurgy (AusIMM), Australian Institute of Geoscientists and the Mineral Council of Australia.  The satisfaction of requirements under both the JORC and VALMIN Codes is binding on the authors as Coffey Mining/RSG Global is a Corporate Member of the AusIMM.

The report has also been compiled under the guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) of 2007 prepared by The South African Mineral Resource Committee (SAMREC) under the auspices of The South African Institute of Mining and Metallurgy (SAIMM).  The author, Mr K G Lomberg, is a Professional Natural Scientist.  The estimate was undertaken by Mr D R Young of The Mineral Corporation. Mr Young is a Professional Natural Scientist.

2.4	Site Visits

Site visits were made to the area in connection with the exploration being undertaken by Wesizwe Platinum by Mr K G Lomberg on 24 May 2005 and on 11 January 2008.  The conclusion drawn from the site visits is that the exploration has been undertaken to accepted platinum industry standards.

Mr D R Young has undertaken site visits to the Wesizwe Pilanesberg Project on numerous occasions since 2004.

2.5	Participants

RSG Global/Coffey Mining, a Coffey International company, is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987.  RSG Global has maintained a fully operational office at Accra in Ghana since 1996, providing an operational base for consulting and contracting assignments throughout the West African region.  An additional African office was established in Johannesburg, South Africa, in 1999 to support expanding activities within southern and eastern portions of the continent.  A third African office was established in Lusaka, Zambia in 2007.

The following RSG Global personnel involved in the PGE mineral resource estimations of the Western Bushveld Joint Venture and their specific areas of responsibility and resumes are shown below.  The qualifications and appropriate experience of each author are detailed in Section 22: Date and Signature Pages.

The including their principal areas of responsibility, are listed below:-

▪	Ingvar Kirshner, RSG Global Principal Consultant Resources

(B.Sc. (Honours) Geology, MAusIMM)

Peer review.

▪	Ken Lomberg, RSG Global Principal Consultant Resources

(Pr.Sci.Nat, BSc (Hons) Geology, B.Com, GDE, MGSSA)

Project management, review of data, review of QA/QC, review of mineral resource estimates and report preparation.

The mineral resource estimate was undertaken by The Mineral Corporation on behalf of Wesizwe Platinum. Mr DR Young (Pr.Sci.Nat., M.Sc., MGSSA, FAusIMM) is the Competent Person in terms of SAMREC Code (2007), for the mineral resource estimate.

2.6	Principal Sources of Information

Information used in the compilation of this report was provided by PTM and Wesizwe Platinum.  RSG Global was provided with various electronic data including drillhole and assay data from drilling undertaken by Wesizwe.  The Mineral Corporation, who undertook the mineral resource estimates for Wesizwe, provided electronic data including the geological model (wireframes) and the block models.

2.7	Independence

Neither RSG Global/Coffey Mining nor the authors of this report have any financial interest in PTM, Wesizwe Platinum or Anglo Platinum.  This report has been prepared solely on the basis of professional fees.

3	RELIANCE ON OTHER EXPERTS

RSG Global has based its review of the mineral resource estimate on information largely provided by PTM, Wesizwe Platinum and The Mineral Corporation.  This data includes third party technical reports prepared by Government agencies and previous tenements holders, along with other relevant published and unpublished third party information.  RSG Global has endeavoured, by making all reasonable enquiries, to confirm the authenticity and completeness of the third party technical data upon which this report is based.  However, RSG Global does not warrant the authenticity or completeness of any such third party information.  A final draft of this report was provided to PTM, along with a written request to identify any material errors or omissions, prior to lodgement.

Neither RSG Global, nor the authors of this report, are qualified to provide extensive comment on legal facets associated with ownership and other rights pertaining to the WBJV, Frischgewaagd or PTM mineral properties, which are included in Sections 1, 4 and 6.  RSG Global did not see or carry out any legal due diligence confirming the legal title of PTM the properties.

Similarly, neither RSG Global nor the authors of this report are qualified to provide extensive comment on environmental issues associated with the project.  No warranty or guarantee, be it express or implied, is made by RSG Global with respect to the completeness or accuracy of the legal, environmental, metallurgical or mineral processing not undertaken by RSG Global, referred to in this document.

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Project Location

Frischgewaagd consists of the mineral rights to RE 4 and Portion 11 of the Frischgewaagd 96JQ property, in the Rustenburg Magisterial District of the North West Province: (Figure 4.1_1).  This property is located approximately 41km northwest of the city of Rustenburg.

Figure 3.1_1

Properties of Western Bushveld Joint Venture: Frischgewaagd

WBJV Project Orientation
N
Project 3
Project 2
Project 1a
Project 1
Legend

4.2	Background Information on South Africa

4.2.1	Demographics and Geographic Setting

South Africa is a constitutional democracy with an independent judiciary.

Although South Africa and its neighbours have a large and experienced workforce of skilled and semi-skilled mining labour, this labour pool is ageing rapidly.  In addition, the high incidence of HIV/AIDS is likely to have a marked impact on the future availability of skilled labour.  Nonetheless, a high number of job-seekers, coupled with a good training infrastructure, should ensure an adequate supply of skilled mineworkers.  In addition, recent high demand for these skills has exacerbated th situation with shortage of skilled, semiskilled and professional people in the mining industry.

South Africa has a sophisticated financial infrastructure, with a world-respected banking system.  The country possesses an efficient transport infrastructure, which has for many years also been utilised by other countries in Africa, as far north as the Democratic Republic of Congo and Tanzania.  The rail and port system is run by a public company, Transnet Limited.  The rail network extends over 22,000km and there are seven major harbours.  The national and provincial road networks consist of some 73,500km of surfaced and 288,000km of unsurfaced roads.

There are major international airports at Johannesburg, Cape Town and Durban, and a total of 731 registered airfields in South Africa.

Electricity is generated mainly by Eskom, the country's electricity utility, and is amongst the cheapest in the world.  Agreements between this utility and mineral processors have led to the establishment of world-rated mineral-beneficiation projects, such as the Alusaf Hillside aluminium smelter, as well as the current development of a new deepwater port at Coega in the Eastern Cape.  The recent growth in the economy has increased the demand for power.  Coupled with this are the aging generation facilities and transmission networks.  In order to accommodate this situation, the mining industry has been requested to reduce power consumption by 10% and scheduled rolling blackouts occur on an irregular basis.  The electricity utility has indicated that additional generating power is being brought on stream and will accommodate the base electrical load in 2014.

South Africa possesses a modern telecommunications network, with international links including submarine cables and satellite stations.  There are three cellular telephone providers.

South Africa is to host the Soccer World Cup in 2010.  The country has already hosted both the Rugby World Cup (1995) and the Cricket World Cup (2003).

The population of South Africa is approximately 47.9 million (mid-2007 estimate), with a population growth rate of 0.97% (2007 estimate).  English is widely spoken as a first or second language, with a literacy rate of 86.4%.  There are 11 official languages.

4.2.2	Political and Financial Status

Exchange controls exist, but do not apply directly to foreign investors.  An additional tax on dividends to foreign shareholders was cancelled in October 1995.  Taxation of mining concerns (other than gold mines) is levied at the same rate as that for other companies.  However, the inherent risks involved in mining are acknowledged through the benefit of accelerated depreciation of capital expenditures.  In respect of mines this can be redeemed immediately against mining revenue.

No restrictions exist on foreign investment and the regulations and procedures applicable to operating a business in South Africa also apply to foreign investors.  A foreign company need not have South African-resident directors.

South Africa is a signatory to the World Trade Organization (WTO) which embodies the General Agreement on Tariffs and Trade (GATT).  As a member of the WTO, South Africa is in the process of reducing tariffs and quotas on a wide range of imports.  Export and import controls, with regard to minerals and mineral products, are minimal.  There are no constraints on the extent of foreign ownership of companies involved in mining operations in South Africa.

The local currency is the South African Rand (ZAR), which was traded on 30 April 2008 at ZAR7.56 to US$1.00.  A number of economic indicators for the last 10 years are shown in Table 4.2.2_1.

Table 4.2.2_1 A Selection of Economic Indicators for South Africa (1996 - 2007)

Year	GDP R (Millions)	Mining Proportion of GDP (%)	Exchange Rate R/$	CPI (%)
1998	742,424	5.9%	5.55	6.9%
1999	813,683	6.2%	6.12	5.2%
2000	922,148	6.4%	6.94	5.4%
2001	1,020,008	6.9%	8.62	5.7%
2002	1,168,699	7.6%	10.53	9.2%
2003	1,260,693	7.9%	7.57	5.8%
2004	1,395,369	6.7%	6.46	1.4%
2005	1,541,067	6.4%	6.38	3.9%
2006	1,741,060	6.7%	6.79	4.6%
2007	1,993,894	6.9%	7.07	6.5%

4.2.3	Mining Industry

4.2.3.1	Background

The mining industry in South Africa has traditionally been controlled by six large mining conglomerates: Anglo American - De Beers, Gencor - Billiton, Gold Fields, JCI, Anglovaal and Rand Mines, which dominated gold, platinum, chrome, coal and base metal production.  Sweeping changes in the industry have taken place as a result of a rising cost structure due to ageing mines and the impact of a new democratic constitution.

4.2.3.2	Historical Perspective - Legislative Development

Since about 1860, mining regulation in South Africa has evolved to keep pace with changing technological, economic, and socio-political needs to grow and sustain the country’s world-class mining industry.

Enactment of the Minerals Act, No.  50 of 1991 (‘Minerals Act’) marked the consolidation of a substantial legislative modernisation that began in the 1960s.  After the first democratic elections in 1994, all government policies and legislation were subject to fundamental review.  A White Paper (government discussion document) on minerals and mining policy was published in October 1998.  Mine health and safety was given first priority with the enactment of the Mine Health and Safety Act, (Act No 29 of 1996).  The South African Parliament passed the Mineral and Petroleum Resources Development Act, 2002 (‘MPRDA’) in August 2002, which was subsequently promulgated by the State President (Government Gazette, 1 May 2004).

4.2.3.3	Mineral and Petroleum Resources Development Act, 2002

Most of PTM mineral rights were initially acquired and used under the Minerals Act.  The MPRDA sets out the mechanics for converting mineral rights previously held under the Minerals Act to mineral rights recognised under the MPRDA.  PTM and Anglo Platinum has successfully converted the mineral rights in respect of Frischgewaagd, in terms of the mechanisms provided.

4.2.3.4	From Private Ownership to State Custodianship

Unique features of the Minerals Act were that it allowed mineral rights to be held privately and that these rights were severable from rights to particular minerals and surface rights on a particular property.  Over the years, the South African system of mineral rights had developed into a dual system in which some mineral rights were owned by the State and some by private landholders (mostly farmers).  This was on the basis that South African mineral rights are a common-law concept as opposed to most other countries where mineral rights are vested in the State and are granted to individuals or corporate entities under the terms of mineral legislation.

This concept of state custodianship of mineral rights (now embodied in the MPRDA) has replaced the common law principles previously embodied in the Minerals Act.  Enactment of the MPRDA places South Africa in line with global mineral ownership principles.

4.2.3.5	The Mineral and Petroleum Royalty Bill

The South African Government intends to provide for the imposition of production royalties in a Mineral and Petroleum Royalty Bill which is at present before Parliament.  The draft legislation proposes a royalty for PGEs of 6% of gross sales for unrefined PGEs and 3% on refined PGEs.  At the date of this report, the implementation of the Royalty Bill has been postponed until 2009.  The Royalty Bill will bring the South African dispensation in line with that of most of the other major mining jurisdictions in the world, e.g.  Canada and Australia.

Electronic copies of the MPRDA and other regulations can be found on the DME’s website: www.dme.gov.za.

4.2.4	Mining Tenure

A summary of the mineral exploration and mining rights for South Africa is provided in Table 4.2.4_1.

Table 4.2.4_1 Summary of Mineral Exploration and Mining Rights (South Africa)

South Africa	Mineral Exploration And Mining Rights
Mining Act :	Mineral and Petroleum Resources Development Act, No. 28 of 2002 (Implemented 1 May 2004)
State Ownership of Minerals :	State custodianship
Negotiated Agreement :	In part, related to work programmes and expenditure commitments.
Mining Title / Licence Types
Reconnaissance Permission :	Yes
Prospecting Right :	Yes,
Mining Right :	Yes
Retention Permit :	Yes
Special Purpose Permit/Right:	Yes
Small Scale Mining Rights :	Yes.
Reconnaissance Permission
Name :	Reconnaissance Permission
Purpose :	Geological, geophysical, photo geological, remote sensing surveys. Does not include “Prospecting”, i.e. disturbs the surface of the earth.
Maximum Area :	Not limited. Ministerial discretion.
Duration :	2 years
Renewals :	No and no exclusive right to apply for prospecting right
Area Reduction :	No
Procedure :	Apply to Regional Department of Minerals and Energy.
Granted by :	Minister
Prospecting Right
Name :	Prospecting Right
Purpose :	All exploration activities including bulk sampling.
Maximum Area :	No limit, Ministerial discretion
Duration :	5 years.
Renewals :	Once for 3 years
Area Reduction :	No
Procedure :	Apply to Regional Department of Minerals and Energy.
Granted by :	Minister
Mining Right
Name :	Mining Right
Purpose :	Mining and processing of minerals
Maximum Area :	No limit, Ministerial discretion
Duration :	Up to 30 years, Ministerial discretion
Renewals :	Yes, with justification, Ministerial discretion
Procedure :	Apply to Regional Department of Minerals and Energy.
Granted by :	Minister

4.3	Title and Status

The Frischgewaagd properties are held via the WBJV and cover an area of 784.4ha.

Frischgewaagd consists of prosecting rights to RE 4 and Portion 11 of the Frischgewaagd 96JQ property.  The Project is jointly held by PTM (37%), Anglo Platinum (37%) and Wesizwe (26%) via the WBJV which has a holding of 50%, and the other 50% is held directly by Wesizwe Platinum (Figure 4.3_1).  PTM currently holds an effective 18.5% interest in Frischgewaagd.

No surface rights are currently held by the WJBV in the area of the mineral resource estimate.  If prospecting proves positive, negotiations may be entered into in order to obtain surface rights over Frischgewaagd.

The Prospecting Right has been issued in terms of the MPRDA for all Minerals.

Figure 4.3_1
Holding Structure Showing the Interests of Platinum Group Metals (PTM) in the Western Bushveld Joint Venture

Frischgewaagd 96JQ (Portions 4 and 11)
Western Bushveld Joint Venture (50%)
Wesizwe Platinum (50%)
Platinum Group Metals
Anglo Platinum
Wesizwe Platinum

4.4	Material Agreements

The Frischgewaagd 96JQ RE4 and Portion 11 prospecting right are held by PTM via a notorial executed joint venture agreement dated October 2004 between RPM (a subsidiary of Anglo Platinum), PTM (a wholly owned subsidiary of Platinum Group Metals (Pty) Ltd) and African Wide Mineral and Prospecting (a subsidiary of Wesizwe Platinum).

4.5	Environmental Liabilities

RSG Global is not aware of any historic environmental liabilities that PTM, may currently have on the Western Bushveld Joint Venture, apart from the environmental responsibilities associated with the current prospecting rights and exploration programmes.  PTM has taken responsibility for the EMPs that originated from RPM in respect of Frischgewaagd.  PTM as operator of the joint venture is the custodian and is responsible for all aspects of the EMP’s and for all specifics as set out in all the various allocated and approved EMPs for properties that form part of the WBJV.  Prospecting rights are issued subject to the approval of the EMP, which in turn is subject to provision of a financial guarantee.

The land use includes areas of settlement by local Tswana people as well as area of cultivated fields typically close to the settlements and areas used for grazing.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access and Local Resources

The Western Bushveld Joint Venture is located some 41km northwest southwest of the city of Rustenburg the North West Province of South Africa.  The town of Ledig is situated on the project the area.  The town consists of mostly residential brick and tin structures predominantly inhabited by local Tswana people.  Access to the project area is by tarred road.  Bulk infrastructure for water and electricity is within 5km of the properties.  The nearest railway is immediately to the east of the Pilanesberg Game Reserve, 15km from the project area.

5.2	Climate

A typical summer rainfall climate prevails in the area.  Summer rain occurs mainly in the form of thunderstorms with a mean annual precipitation of approximately 700mm.  Winds are generally mild and blow predominantly from the north-west.  Winters are cool and dry.  Extreme weather conditions occur in the form of frost (2 to 20 occurrences per annum) and occasional hail storm.

The average annual temperature for the year is approximately 19°C, with average maximum temperatures ranging between 22°C and 32°C and average minimum temperatures ranging between 2°C and 18°C.  The hottest months are December to February.  During April and May there is a noticeable drop in temperature, which signals the beginning of winter.  The coldest months are June and July.

The climate allows year round activities.

5.3	Topography, Elevation and Vegetation

The project area is located an undulating plain naturally vegetated with typical Bushveld savannah vegetation consisting of grasses and shrub with few trees.  Prominent hills occur in the northern most portions of the WBJV, but generally variations in topography are minor and limited to low, gently sloped hills.

The land use includes areas of settlement by local Tswana people as well as area of cultivated fields typically close to the settlements and areas used for grazing.  Typical animal life of the Bushveld has largely disappeared from the area owing to farming activities.  Efforts are being made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe.  Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income.

The elevations on the WBJV range from 1,080m above mean sea level (amsl) to 1,156m amsl.

5.4	Infrastructure

South Africa has a large and well-developed mining industry.  The project is located in an area with a long history of platinum mining activity.  The infrastructure in the area is well established and well suited to mineral exploitation, with well-maintained roads well as electricity distribution networks and telephone systems.

The project area is located, some 41km northwest of the North West Province city of Rustenburg.  Rustenburg is a major centre for the local platinum mining industry.  It serves as a base for providing a full range of urban amenities, including world class medical, educational, financial, retail and commercial services.  Basic facilities and services are present within the immediate surrounding rural areas.  The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality.

The town of Boshoek is situated 16km to the south along the tar road that links Rustenburg with Sun City and crosses the project area.  The WBJV adjoins the Anglo Platinum managed Bafokeng Rasimone Platinum Mine (BRPM) to the southeast.  A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The Sun City entertainment complex and nearby Pilanesberg Airport are some 20km to 30km to the east of the project area.  The properties are immediately southwest of the Pilanesberg mountain and Pilanesberg Game Reserve in the North-West Province.  Future mining infrastructure development will need to take cognisance of the character and economy of the Pilanesberg as a tourist destination.

Water supply may be available pending an application to the relevant water authorities.

Existing infrastructure for power and telecommunications supports the surrounding mines, and is of a high calibre.  However, there are currently potential limitations in the delivery of power due to a national shortage of generation capacity.

6	HISTORY

6.1	Ownership

The mineral rights to the various properties of the WBJV were previously all privately held with Frischgewaagd being held by major mining groups resident in the Republic of South Africa.  Portions of Frischgewaagd were previously held by Impala Platinum Mines Limited and were acquired by Johannesburg Consolidated Investment Company Limited (JCI).  JCI has since been unbundled and restructured so that the mineral rights are now held by Anglo Platinum through RPM and now contributed to the WBJV.  Wesizwe acquired mineral rights from the historic mineral rights of the Bakubung Tribe

6.2	Exploration and Drilling

A limited amount of exploration and mining related activities were previously undertaken on these properties.  The Council for Geoscience has mapped the area and undertaken regional aeromagnetic and regional soil geochemical programs in the area.

Anglo Platinum has undertaken various exploration in the area notably on the adjacent Styldrift and BRPM properties.  Although this work has not been undertaken on Frischgewaagd, the understanding of the geology the surrounding areas has assisted in understanding the local geology and has added confidence to the structural interpretation.

Previous geological exploration on Frischgewaagd was carried out by Anglo Platinum as the original owner of some of the mineral rights.  Anglo Platinum managed the exploration drilling programme on the Frischgewaagd and the adjacent Elandsfontein property.  Some geological and sampling logs and assay data acquired by Anglo Platinum were made available to The Mineral Corporation to be utilised in the resource estimation for Frischgewaagd.  Subsequently, Wesizwe Platinum has undertaken a considerable amount of drilling on the property.

The work undertaken by Wesizwe Platinum has been phased.  Phase 1 confirmed the presence of the previously mapped Main Zone lithologies and to provide an early indication of the structural complexity within the project area.  It was completed in November 2004

Phase 2 consisted of discovery drilling to prove the presence of the Critical Zone on the Wesizwe Platinum properties.  Three of the initial six boreholes, drilled on the adjacent Mimosa and Zandrivierspoort properties, did not intersect Critical Zone rocks.  The initial evaluation programme was therefore concentrated on Frischgewaagd and Ledig to ascertain the potential of the Merensky Reef and UG2 Chromitite Layer prior to embarking on the delineation drilling.

Phase 3 followed Phase 2 as a systematic drilling programme designed and aimed at delineating a Mineral Resource on the Wesizwe Platinum Properties.  It is understood that this programme is nearly complete.

A Pre-feasibility study was completed in 2007.

6.3	Historical Mineral Resource Summary

As the WBJV is included and contiguous to various other projects in the area.  Mineral resource estimates for these projects are presented in Table 6.3_1 and Table 6.3_2.  These mineral resource estimates are CIM complaint and reported in NI43-101 Technical Reports.

Table 6.3_1 Wesizwe Platinum Properties Mineral Resource Estimates for Frischgewaagd Portion 11 of Snowden (2006) (Classified in accordance with CIM)
Indicated Mineral Resources (Resource cut-off widths based on stoping widths of 0.8 m for the Merensky and 0.9 m for the UG2 at 2.0 g/t cut-off )
	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Average width (m)	Million ounces PGM’s (4E)	Pt	Pd	Rh	Au

Merensky Reef (October 2006)	1.18-1.24	0.22	7.38	1.21	0.05	62%	28%	5%	5%
UG2 Reef (April 2006)	1.27	0.05	4.32	1.27	0.007	59%	29%	11%	1%
Total	1.18-1.27	0.27	6.79	1.22	0.06

Inferred Mineral Resources (Resource cut-off widths based on stoping widths of 0.8 m for the Merensky and 0.9 m for the UG2 at 2.0 g/t cut-off )
	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Resource width Average (m)	Million ounces PGM’s (4E)		Pt	Pd	Rh	Au

Merensky Reef (October 2006)	1.11-1.55	16.1	6.00	1.46	3.11		62%	28%	5%	5%
UG2 Reef (April 2006)	1.23	16.24	4.62	1.23	2.41		59%	29%	11%	1%
Total	1.11-1.55	32.34	5.31	1.34	5.52

Table 6.3_2 Wesizwe Platinum Properties Mineral Resource Estimates for Project 2 by Minxcon (2007) (Classified in accordance with CIM)
Inferred Mineral Resources
	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Mining width (m)	Million ounces PGM’s (4E)	Pt	Pd	Rh	Au

Merensky Reef	1.00	6.54	5.84	1.42	1.228	68%	24%	5%	3%
UG2 Reef	1.00	11.95	4.63	2.41	1.779	59%	29%	11%	1%
Total		18.49	5.05		3.007
6.4	Historical Mineral Reserve Summary

No historical mineral reserve estimates are known.

6.5	Mineral Production

No historic production of PGE has occurred.

7	GEOLOGICAL SETTING

7.1	Regional Geology

Platinum was discovered on the property Maandagshoek 254 KT in the Lydenburg District in 1924, ultimately leading to the Bushveld Complex becoming the largest known resource for PGEs, chromium and vanadium and South Africa the foremost producer of PGEs in the world.

The Bushveld Complex (Figure 7.1_1) was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites.  It is a large igneous complex formed by injection into the earth’s crust of multiple phases of magma pulses.  The total extent of the Bushveld Complex is approximately 66,000km2, just over half of which is covered by younger formations.  The mafic rocks of the Bushveld Complex host layers rich in PGEs and chromium.

Figure 7.1_1
General Geology of the Bushveld Complex

27 °E
30 °E
Alkaline intrusions
Lebowa Granite Suite
Rashoop Granophyre Suite
Rustenburg Layered Suite
Rooiberg Group
Transvaal Sequence
N
24 °S
24 °S
Potgietersrus
Burgersfort
Steelport
Warmbaths
Groot Marico
Stofberg
Rustenburg
Middelburg
Dullstroom
26 °S
26 °S
PTA
JHB
Bethal
100 km
27 °E
30 °E

The mafic rocks (collectively termed the Rustenburg Layered Suite or RLS) have been divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones from the base upwards (Figure 7.1_2).

m
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Magnetite layers
UPPER ZONE
Gabbro
Olivine diorite
Anorthosite
Pyroxenite Marker
MAIN ZONE
Gabbro
Anorthosite
Norite
Pyroxenite
Merensky Reef
Upper Group Chromitites
Middle Group Chromitites
Lower Group Chromitites
UPPER CRITICAL ZONE
Anorthosite
Norite
Pyroxenite
LOWER CRITICAL ZONE
Pyroxenite
Harzburgite
Dunite
LOWER ZONE
Pyroxenite
Harzburgite
Dunite
MARGINAL ZONE
Norite
m above and below the LG6
1 189
Merensky Reef
UPPER GROUP
776
UG2
656
UG1
MIDDLE GROUP
407
MG4
357
MG3
156
MG2
122
MG1
LOWER GROUP
20
LG7
0
LG6 & LG6A
15
LG5
Chromitite
Anorthosite
Norite
Pyroxenite

(from Viljoen and Schürmann, 1998)

The Marginal Zone is comprised of generally finer grained rocks than the bulk of the Complex and often contains country rock xenoliths.  It is very variable in thickness and even completely absent in some areas.  The Marginal Zone is not known to contain any economic mineralisation.

The Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates in the form of harzburgite and dunite.

The Critical Zone is characterised by regular and often fine-scale rhythmic, or cyclic, layering of well-defined small layers of cumulus chromite within pyroxenites and olivine-rich rocks.  It hosts all the chromitite layers of the Bushveld Complex, of which some 14 have been identified.

The first important cycle in the Upper Group is the UG1 Chromitite Layer.  This unit consists of a main chromitite layer overlying several footwall layers interlayered with an underlying anorthosite.  Further up in succession is the UG2 Chromitite Layer, which averages less than 1m in thickness, and is important for its economic concentrations of PGE-bearing minerals.  The two uppermost cycles of the Critical Zone are the Merensky and Bastard cycles.  The former is also of economic importance as it contains at its base the PGE-bearing Merensky Reef, a pegmatoidal feldspathic pyroxenitic assemblage with associated thin chromitite layers that rarely exceed 1m in thickness.  In the western part of the Bushveld Complex, a unit known as the Pseudo Reef occurs several metres below the Merensky Reef, and is known to be mineralised with PGEs.  The Pseudo Reef consists of two distinct portions: the lower part is a coarse-grained pegmatoidal feldspathic harzburgite, and the upper part a finer grained feldspathic harzburgite.  The Pseudo Reef may be a target for economic extraction, due to the significant concentrations of PGEs in places.  The top of the Critical Zone is generally taken as the top of the robust anorthosite (the Giant Mottled Anorthosite) that forms the top of the Bastard cyclic unit.

The economically viable chromite reserves of the Bushveld Complex, most of which are hosted in the Critical Zone, are estimated at 68% of the world’s total, whilst the Complex also contains 56% of all known PGEs.

The pyroxenitic Platreef style of PGE mineralisation, as encountered north of Mokopane (previously Potgietersrus), contains a wide zone of platinum mineralisation, along with higher grades of nickel and copper than occurring elsewhere in the Bushveld Complex.

The well-developed Main Zone consists of norite grading upwards into gabbronorite.  It includes several mottled anorthosite layers in its lower sector and a distinctive pyroxenite layer two thirds of the way up, termed the Pyroxenite Marker.

The base of the overlying Upper Zone is defined by the first appearance of cumulus magnetite above the Pyroxenite Marker.  In all, 25 layers of cumulus magnetite punctuate the Upper Zone, the fourth (Main Magnetite layer) being the most prominent.  This is a significant marker, some 2m thick, resting upon anorthosite, and is exploited for its vanadium content in the eastern and western lobes of the Bushveld Complex.

The WBJV is located on western limb of the Bushveld Complex (Figure 7.1_3).

27°00'
27°30'
Amandelbult Section
ZWARTKOP
N
Union Section
Ruighoek Section
SANDSPRUIT
RUIGHOEK
PILANESBERG
Pilanesberg Complex
Upper Zone
Main Zone
Upper Critical Zone
Lower Critical Zone
Lower Zone
Southern facies Lower Zone
Marginal Zone
Fault
LG6 chromitite layer
Section boundary
Chrome mine
25°00'
WBJV
25°30'
BOSHOEK
BOEKENHOUTFONTEIN
Boshoek Section
Kookfontein upfold
Rustenburg Section
Brits Section
Marikana Section
Rustenburg
WATERKLOOF
MILLSELL
MOOINOOI
ELANDSKRAAL
KROONDAL
BUFFELSFONTEIN
ELANDSDRIFT
0
10
20
30km
Spruitfontein upfold

7.2	Local Geology

The WBJV is situated on the edge of the Bushveld Complex close to the basal contact with the Transvaal Supergroup.  The strike is NNW-SSE with the drill holes indicating a dip of 5° - 25°.  However, regional interpretations suggest that the rocks may be flat lying and their attitude has been influenced by various structural events including the activation of the NW-SE tending Rustenburg Fault and the emplacement of the younger Pilanesberg Alkaline Complex (1,300 million years old).  During intrusion of the Pilanesberg Complex, the rocks of the Bushveld Complex were significantly faulted and deformed.  Several alkaline dykes related to the Pilanesberg Complex intrude the Bushveld Complex.  The drill holes have intersected numerous mafic and ultramafic intrusive pegmatites.

The mineralised horizons intersected in the project area are the Merensky Reef and the UG2 Chromitite Layer with the Merensky Reef being subdivided into four sub-facies and the UG2 Chromitite Layer into two sub-facies.

7.3	Structural Interpretation

Critical Zone rocks as well as some of the floor rocks of the Transvaal Supergroup underlie the Wesizwe Platinum properties.  The regional structure is dominated by the proximity of the Transvaal Supergroup, the Rustenburg Fault and the Pilanesberg Complex.

A structural interpretation has been undertaken by The Mineral Corporation using the data from 53 boreholes in conjunction with aeromagnetic and gravity data.  The structural complexity including the interpretation of dykes, sills, iron replacement ultramafic pegmatites (IRUP) and minor and major faults is presented in Figure 5.1_1 and Figure 5.1_2.  The approach and interpretations used are considered valid.  Analysis of the orientation of these features has been undertaken.

A number of intrusions were identified and classified according to dip as sills (dips < 10°), bridging sills (dips 10° and 60°) and dykes (dips > 60°).  An analysis of elevation and thickness of these features and their relationship to the Merensky Reef and UG2 Chromitite Layer, were also completed.  Four major dykes have been identified.

The position and throw of the major and minor faults has been determined.  Twenty five (25) fault bounded blocks, have been interpreted.  The faults identified are recognised as having throws of tens of metres and that numerous faults with smaller throws can be anticipated.

The strike and dip of the two reefs are recognised as being variable.

Numerous aspects of the structure have been identified and modelled.  No significant differences in the structural interpretation are noted between the Merensky Reef and UG2 Chromitite Layer.  The Mineral Corporation indicates confidence in the structural model with predictions of reef elevation when compared to the actual intersection elevation as having a difference of 5m on average.  The wireframes representing the Merensky Reef and UG2 Chromitite Layer are not always justified with the boreholes as the wireframing was undertaken using older data.  Wesizwe Platinum indicted that a revised structural interpretation is planned once the 3D seismics is completed.  The Mineral Corporation has indicated that the structure has been confirmed by the 3D Seismic survey. The structural interpretation is considered by RSG Global to be sufficiently comprehensive and detailed for the mineral resource estimate

Figure 5.1_1

Structural Map of the Wesizwe Platinum Project including Friscgewaagd

Pilanesberg Complex
Doornhoek 910 JQ
Ledig 909 JQ
Koedoesfontein 94 JQ
Major Fault
Minor Fault
Dyke
Styldrift 90 JQ
Mimosa 81 JQ
Frischgewaagd 96 JQ
Section line
Merensky pyroxenite contour
Onderstepoort 98 JQ
Boschkoppie 104 JQ
Legend
N
1:50 000
WESIZWE PLATINUM LIMITED
PILANESBURG PROJECT
Structural Interpretation: October 2007

7.4	Geological Interpretation

The understanding of the regional geology and the identification of the Merensky Reef and UG2 Chromitite Layer are considered sufficiently detailed for the mineral resource estimate.  The identification of sub-facies is considered valid and in line with best practice within the platinum industry.

8	DEPOSIT TYPES

Magmatic sulphide deposits can be divided into two types, according to the metal content, i.e.  mineralisation dominated by nickel and copper, and mineralisation dominated by PGEs (Li, Maier & de Waal, 2001).

Examples of Ni-Cu dominated deposits are the Voisey’s Bay deposit (Canada), Noril’sk (Siberia, Russia), Kambalda (Western Australia), Uitkomst (also “Nkomati”, South Africa) and Jinchuan (China).  These occurrences all occur in dynamic magmatic systems such as lava channels and magma conduits.  The Ni-Cu mineralisation of the Sudbury Complex (Canada) is related to a unique astrobleme event, and not relevant to deposits formed through continental magmatism.

PGE dominated deposits occur in large layered intrusions, such as the Bushveld Complex (South Africa), the Stillwater Complex (USA), and the Great Dyke (Zimbabwe).

The contrasting modes of mineralisation have been related to different degrees of preferential partitioning of the metals into segregating sulphide liquid and different concentration processes of the sulphide liquid during formation of the ores.  Primary magma derived from partial melting of the upper mantle is enriched in PGEs, Ni and Cu only when the molten sulphides are completely dissolved in the magma.  This requires a high degree of partial melting of the mantle (perhaps >30%).  These partial melts usually have basaltic to komatiitic compositions, and are likely to achieve sulphide saturation during ascent to the surface.  Magma mixing, crustal contamination and fractional crystallisation are the most important processes known to induce sulphide saturation in magma during intrusion.

In a large layered intrusion such as the Bushveld Complex, the sulphide droplets that segregate from the magma will eventually settle out of the magma, and once magma convection ceases are deposited on the already consolidated layers of the magma chamber to form a sulphide-rich zone.

The Great Dyke is a linear mafic-ultramafic intrusion, extending some 550km north-south, with a maximum width of 11km.  Within the Dyke, four layered complexes have been identified, with some similarities to the layered part of the Bushveld Complex.  The stratigraphy is broadly divided between a lower ultramafic and an overlying mafic sequence.  The ultramafic part contains the P1 pyroxenite, stratigraphically directly below the mafic-ultramafic contact.  The main PGE-bearing Main Sulphide Zone (MSZ) occurs in the P1 pyroxenite, and tends to be two to three metres thick.  Impala Platinum reported Mineral Resources (inclusive of Reserves) of 1,567Mt at an average grade of 3.63g/t 3PGE+Au, for its Zimplats operations (Impala Annual Report 2006).   Anglo Platinum reported 60Mt of Mineral Resources at an average grade of 4.28g/t 3PGE+Au for its Unki mine.

The Voisey’s Bay Ni-Cu deposit is a good example of a dynamic magma conduit system, where the first wave of magma carried a large volume of sulphide-rich liquid through a conduit, and deposited it in the wider part of the conduit and as it discharged into a wider, upper chamber.

Several of the largest deposits and mines located in the Bushveld Complex are in close proximity to the various projects of PTM, and these are described in more detail in Section 15 – Adjacent Properties.  Some of the larger mining operations in the Bushveld Complex include:

•	Impala Platinum (western Bushveld: 15Mtpa, remaining life of mine at least 30 years) and

•	Anglo Platinum (all Bushveld operations: Reserves of 1,453Mt at 4.15g/t 3PGE+Au, Resources of 5,696Mt at 3.93g/t 3PGE+Au; Anglo Platinum Annual Report 2007).

It is clear from only these two largest mining operations in the Bushveld Complex, that the Complex is host to a truly extraordinary mineralised system.

The Merensky Reef has traditionally been the most important platinum producing layer in the Bushveld Complex, exploitation having commenced in the Rustenburg area in 1929.  The Merensky Reef varies considerably in its nature, but can be broadly defined as a mineralised zone within, or closely associated with the ultramafic cumulate at the base of the Merensky cyclic unit.

In addition to the PGE mineralisation associated with the Merensky Reef, all chromitites in the Critical Zone at times contain significant concentrations of PGE.  The UG2 Chromitite Layer is the only chromitite layer that is significantly exploited for PGE at present.  The UG2 Chromitite Layer is generally less than 1m thick, and is comprised less than 30% chromite.  The PGEs are interstitial to the chromite grains and are concentrated at the base of the chromitite layer.  PGE content of the UG2 Chromitite Layer ranges from 3g/t to 19g/t, and is generally dominated by Pt-Pd sulphides.

The UG2 Chromitite Layer of the Bushveld Complex is probably the largest PGE resource on earth.  It occurs between 15m and 400m below the Merensky Reef.  The dip of the UG2 Chromitite Layer, like that of the Merensky Reef, varies from 10º at Rustenburg to 26º in the north-western lobe with a segment in the north-eastern lobe having a dip of 65º.  As is the case with the Merensky Reef, the UG2 Chromitite Layer can be traced for over 280km along strike.

“Potholing”, a subsidence or erosional structure, occurs within both the Merensky Reef and UG2 Chromitite Layer, and generally has the effect of presenting ground control problems in mining, and can result in the degradation of the PGE content of the reef locally.  On some mines, such as Atok and Northam, potholes may cause a geologic loss of ground of up to 25%.

Another local phenomenon of the Bushveld Complex is the occurrence of IRUP replacement bodies.  While these often destroy the structure of the reef, the PGEs are commonly unaffected.  However, it can result in a mining problem, especially underground, as it becomes difficult to identify the mineralised horizons.

Current mining of the Merensky Reef and UG2 Chromitite Layer along the western boundary of the Bushveld Complex occurs mainly at depths between 800m and 1,200m below surface, after many decades of mining have largely exhausted shallower ores.

Because of more limited mining of the Merensky Reef and UG2 Chromitite Layer in the eastern lobe of the Bushveld Complex, relatively less is known about regional variations within the reefs.  The precious metal, nickel and copper grades reported generally appear to be economic, but the depth of the Reefs and their faulted nature, together with a large known reserve base in the western lobe, have resulted in limited exploration up until the end of the 1900s.  Intensive exploration since then has led to a number of new mines being established, with more projects at the feasibility stage.

9	MINERALISATION

The platiniferous Merensky Reef and UG2 Chromitite Layer are the primary deposits underlying the Frischgewaagd property.

9.1	Merensky Reef

The Merensky Reef is considered to be a planar stratigraphic deposit, with considerable variations and local changes in attitude.  Considerable variation in the Merensky Reef has been observed in the boreholes as would be expected for the Merensky Reef part of the Bushveld Complex.  Furthermore the area is in the transition between the Rustenburg facies in the south and the Swartklip facies in the north (Figure 9.1_1).  Four sub facies of the Merensky Reef have been defined for Wesizwe Platinum: Normal, Single Chromitite, Detached and Normal Footwall (Figure 9.1_2).

9.1.1	Normal Merensky Reef

The Normal Merensky Reef is typically a feldspathic pyroxenite underlain by a feldspathic pegmatoidal pyroxenite (1.19m thick), bounded top and bottom by thin chromitite layers.  The pegmatoidal felspathic pyroxenite is mineralised as is typical in the adjacent mines with a mineralised package.  The basal chromitite is underlain by a poikiolitic or mottled anorthosite.  The mineralised Normal Merensky Reef package is on average 1.44m thick.

9.1.2	Single Chromitite Merensky Reef

The Single Chromitite Merensky Reef is typically a single chromitite layer (0.08m thick) with minor internal silicates and no feldspathic pegmatoidal pyroxenite being developed.  It overlies various footwall rocks from FW1 to FW6 and is overlain by feldspathic pyroxenite.  Macroscopic base metal sulphide mineralization occurs in the underlying anorthosites and norites, as well as in the overlying feldspathic pyroxenites.  The Single Chromitite Merensky Reef is transgressive towards the southwest of Frischgewaagd.  The mineralised Single Chromitite Merensky Reef package is on average 1.44m thick.

9.1.3	Detached Merensky Reef

The Detached Merensky Reef consists of a feldspathic pegmatoidal pyroxenite of feldspathic and/or feldspathic pyroxenite with an upper chromitite layer overlying several metres of fine to medium grained feldspathic pyroxenite that has a basal chromitite layer.  The total package is some 11.2m thick and overlain by feldspathic pyroxenite.  Macroscopic base metal sulphides are generally restricted to the rocks immediately below the upper chromitite layer for a width of only 1.15 m.

9.1.4	Normal Footwall Merensky Reef

The Normal Footwall Merensky Reef is typically bounded by two chromitite layers which enclose either a feldspathic pegmatoidal pyroxenite or a feldspathic pyroxenite containing macroscopic base metal sulphide mineralisation (0.69m thick).  The distinguishing feature is that the footwall generally composed of olivine norites of FW7 that also contain significant base metal sulphides and PGE mineralization recognised.  The Normal Footwall Merensky Reef is also transgressive towards the southwest.  The mineralised Normal Footwall Merensky Reef package is on average 1.74m thick.

9.1.5	Mineralisation

Various parts of the Merensky Reef sub-facies are mineralised.  Figure 9.1.5_1 shows where the mineralisation is present for each sub-facies.

Figure 9.1.5_1

Merensky Reef Sub-facies with Location of Mineralisation (red vertical bar) and Average Mineralisation Widths (red cm)

NORMAL MERENSKY REEF
Merensky Pyroxenite
Chromitite Layer
Feldspathic Pegmatoid
Olivine Rich at Base
Chromitite Layer
Poikilitic Anorthosite
144cm
SINGLE CHROMITITE MERENSKY REEF
Merensky Pyroxenite
Chromitite Layer
Anorthosite
158 cm
DETACHED MERENSKY REEF
Merensky Pyroxenite
Chromitite Layer
Feldspathic Pegmatoid
Merensky Pyroxenite
Chromitite Layer
Anorthosite
115 cm
NORMAL FOOTWALL MERENSKY REEF
Merensky Pyroxenite
Chromitite Layer
Feldspathic Pegmatoid
Chromitite Layer
Norite
174 cm

9.2	UG2 Chromitite Layer

The UG2 Chromitite Layer is less variable than the Merensky Reef.  The typical UG2 Chromitite Layer consists of a main chromitite layer with an underlying feldspathic pegmatoidal pyroxenite and overlying chromitite layers interspersed with feldspathic pyroxenite referred to as the leaders or triplets.  Most of the Frischgewaagd intersections have no basal feldspathic pegmatoidal pyroxenite but do have the overlying chromitite layers albeit not typically defined or distinguishable.  Wesizwe Platinum have defined the UG2 Chromitite Layer sub-facies as either Normal Reef when it conforms to stable stratigraphic relationships and Regional Pothole Reef when it is underlain by, or close to, the UG1 pyroxenite over a large area (Figure 3.3.2_1).  They also noted the UG2 Chromitite Layer to be transgressive towards the southwest in a similar manner to the Single Chromitite and Normal Footwall Merensky Reefs.

10	EXPLORATION

10.1	Introduction

Historically exploration has included fieldwork in the form of remote sensing, geophysical surveys, soil sampling, surface mapping and trenching.  The majority of the exploration work has however been drilling.  Historically drilling began in about 1950 when JCI commenced work in the area.  Most of the drilling has been undertaken since the early 1990s with the bulk being completed in the last three years.

Several remote sensing studies have been undertaken by Anglo Platinum on behalf of the BRPM-Styldrift Joint venture.  These include Quickbird imagery, a high resolution aeromagnetic survey and a 3D seismic survey.  These studies have all been interpreted by experienced practitioners and have been combined to provide a comprehensive geological model Frischgewaagd and the WBJV.

10.2	Geophysical Surveys

10.2.1	Quickbird imagery

Quickbird is a high resolution satellite which collects data with a 0.60m panchromatic band and 4 colour bands (2.4m) spread across the visible and near infra red part of the wavelength spectrum.  The imagery has enabled the interpretation of outcrop, structural lineaments and faults.  These have generally been confirmed in the later 3D Seismic survey and high resolution aeromagnetic survey.

10.2.2	High resolution aeromagnetic survey

Anglo Platinum commissioned a helicopter borne high resolution aeromagnetic survey over the area during August 2002.  The objectives were to assist with the structural interpretation and delineate structures such as faults, dykes and replacement pegmatites.  The details are presented in the NI43-101 Technical Report completed by Snowden (June 2007) (Figure 10.2.2_1).

10.2.3	3D seismic survey

Anglo Platinum conducted a 3D seismic survey over a portion of the adjacent Styldrift property.  The interpretation was undertaken by the Rock Deformation Research of Leeds University.  The survey succeeded in imaging the targeted Merensky Reef and the UG2 Chromitite Layer and locating structures affecting them.  The most important finding was the identification of a large fault known as the Boundary Fault.

Wesizwe Platinum commissioned and completed a 3D seismic survey on the area. The Mineral Corporation indicated that the structure has been confirmed. RSG Global has not reviewed this data.

11	DRILLING

11.1	Introduction

Frischgewaagd is in the middle of an area that has been extensively drilled by JCI/Anglo Platinum and Wesizwe Platinum.  Although the property does not have numerous boreholes, the boreholes from the adjacent properties have been utilised in confirming the structure of the area and many have been used in the mineral resource estimate.

11.2	Historical Drilling

JCI started exploration drilling in the Area in about 1950 and continued in 1964, drilling two holes (ELN1 and ELN2).  In 1978, three more holes were drilled (FG1, SD1 and SD3).  From approximately 1990, an extensive drilling programme was conducted by Anglo Platinum with boreholes SD4 to SD51 being drilled from 1990 to 2001.  Anglo Platinum has continued to drill on the Styldrift property as part of the BRPM-Styldrift Joint Venture.

11.3	Wesizwe Drilling

Wesizwe commenced diamond drilling in the area in November 2004.  Vertical boreholes were initially drilled on notional 1,000m spaced section traverses.  Later the notional spacing was reduced to a 500m spacing.  Typically three deflections per borehole were drilled.  The drilling strategy employed by Wesizwe, has been applied to the drilling at Frischgewaagd.

Typically each borehole was collared with NXC (68.46mm internal diameter) and casing inserted to a depth of 30m, thereafter the borehole was completed to its final depth with BQ (36.4mm internal diameter) size rods.  Where core loss occurred, the drill operator was required to re-drill the mineralized intersections, by use of wedges (deflections), so as to maximize sample recovery and ensure the representative nature of the core.  Core recoveries outside of the mineralized zones are recorded as between 95% and 100% (excepting fault zones).  Recoveries from within the mineralized zones are recorded as between 96% and 100%.  Core recoveries for zones sampled have therefore been estimated to be better than 95%.

11.4	Drilling on Frischgewaagd

The drilling completed as part of this mineral resource estimate (September 2007) is summarised in Table 11.4_1 1. Wesizwe has drilled 99 boreholes on Frischgewaagd for some 68,000m (Figure 11.4_1).

Table 11.4_1 Wesizwe Platinum Properties Summary of Boreholes used in Mineral Resource Estimate

Property	Manager	Portions	Boreholes	Meterage
Frischgewaagd	Wesizwe Platinum	Portion 11	79	59,801
		RE 4	20	17,204

11.5	Collar Surveys

Suitable markers were placed at each collar position after drilling was complete.  Kroep & Rossouw, Potchefstroom, land surveyors surveyed the collar positions of completed drillholes.

11.6	Down hole surveys

The down hole surveys was performed by BCR Surveys, Boksburg.

11.7	Data Capture

Most of the drill hole core was logged and sampled and the data captured into a SABLE® database which ensures standardized logging.  The data was validated using inter alia the validations that are built into this database.

12	SAMPLING METHOD AND APPROACH

12.1	Introduction

All drill core was transported from the drill site to a centralised location at close to Boshoek prior to logging and sampling.  The management of the drilling programme was initially undertaken by a sub contractor, Horizon Blue Resources.  Subsequently, Wesizwe established a team to manage the drilling programme, log the boreholes and undertake sampling.

12.2	Drillcore logging

The logging of the core is performed by experienced geologists with a good working knowledge of Western Bushveld stratigraphic nomenclature and recognition of lithological types.  Geological, structural and geotechnical logging has been performed over the entire core length and has been completed to recognised platinum industry standards.  The quality of the logging supports mineral resources estimation.

During the normal course of drilling, a plastic yellow marker was inserted into the drill tray at the start and end of each 6m drilling run, with the appropriate depths recorded and a calculation of core loss or gain.  The core was marked at a 1m interval.

12.3	Drillcore Marking and Sampling

Drillcore was logged, coded and stratigraphically interpreted prior to sampling.  Sampling of the Merensky Reef and UG2 Chromitite Layer are dependent on the character of the intersection encountered.  Where samples are located at the top or bottom contacts of the mineralised horizon, the samples included 2cm of hanging or footwall material.

12.3.1	Merensky Reef

The sampling of the Merensky Reef varied depending on morphology of the intersection.  The lower chromitite contact is used as a datum for the Single Chromitite, Normal and Normal Footwall facies.  The top reef contact is used as the reference for the detached facies.  The Merensky Reef was measured from 2cm below the lower contact of the lower chromitite and sampled at 15 - 20cm intervals throughout.   Sampling was extended for some distance above and below the Merensky Reef in order to include any additional hangingwall or footwall mineralisation.

12.3.2	UG2 Chromitite Layer

The procedure was to start taking samples with 2cm or core above the uppermost chromitite marker (“the Top Chromitite”).  This procedure was adopted to ensure that the entire chromitite was sampled within one sample and not split over two samples as the chromitite typically has elevated PGE values and, if a portion of the chromitite had been included in the preceding sample, it could lead to bias.  Samples were taken at regular intervals above and below until the UG2 Chromitite Layer had been appropriately sampled.  Additional sampling is extended well into the footwall and hangingwall of the UG2 Chromitite Layer to establish footwall and hangingwall PGE mineralisation.

12.3.3	Sampling

The length of samples taken was between 15 and 18cm which resulted in approximately 250g of half core material which is considered to be representative of the in-situ material and sufficient for analysis.  Where the core had been broken the core was fitted together correctly and fixed securely with adhesive tape.  The core was split by a diamond saw blade (5mm width) into two halves, with one half of the core taken for assay purposes and the other half being retained.  After splitting each sample was measured and the sample length recorded.  In addition each sample was weighed before despatch.

13	SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1	Laboratory and Sample Submission Procedures

The sample preparation and analysis was initially undertaken by Mintek, Johannesburg and later at SGS Lakefield, Johannesburg.  Both laboratories are certified for PGE Analysis.  Instructions to the laboratory were that the entire sample must be milled prior to the removal of aliquots for analysis.  A complete paper trail is maintained of instructions to the laboratory, delivery of the samples to the laboratory and reception of the samples by the laboratory (with signatures of the relevant persons involved at each stage).

13.2	Analytical Methods

13.2.1	Mintek Laboratory

The analytical methods adopted by Mintek were as follows:

•
The samples were analysed for 3PGE+Au by fire assay using a lead collector.  The aliquot for fire assay determination varied depending upon the reef type and sample mass, between 30 to 50g.  The prill was dissolved in a mixture of hydrochloric/nitric acid and the individual elements (Pt, Pd, Au and Rh) were determined by ICPOES.

•	The detection limit for Pt, Pd, Rh and Au was 0.01g/t.

•	Cu and Ni were analysed by pressed pellet (containing an 8g aliquot of sample) X-ray fluorescence.

•	The detection limit was 0.001 % for both Cu and Ni; and

•	The specific gravity was determined using 10–12g of material in a pycnometer.

13.2.2	SGS Lakefield

The split half cores were routinely submitted for the following analysis at SGS Lakefield:

•	Pt, Pd, Rh, Au (lead fire assay, lead collector): all samples.

•	The detection limit for Pt, Pd, Rh and Au was 0.02 ppm

•	Ni and Cu were analysed by pressed pellet (containing an 8g aliquot of sample) X-ray fluorescence.

•	The detection limit was 0.001 % for both Cu and Ni; and

•	The specific gravity was determined using a pycnometer.

13.3	Sample Analysis and Quality Control

Sample standards and blanks were routinely inserted with each batch of samples in order to demonstrate the precision and accuracy of the laboratory.

Blank material of zero 3PGE+Au grade was inserted with each batch of samples submitted to the laboratory at a frequency of 1 insertion in 15 samples.

Standard reference material of known and certified grade, were inserted at the same frequency 1 insertion in 15 samples.  The reported rate of insertion is 9.4%.  Suitably matrix matched standards were submitted viz. Mintek standards SARM 49, SARM 64, SARM 70, SARM 71, SARM72, SARM 73, SARM 75 and African Mineral Standards AMIS0006, AMIS0007, AMIS0008, AMIS0009, AMIS0010, AMIS0013 and AMIS0017 (Table 13.3_1).

Table 13.3_1 Summary of Certified Standards

Certified Control Values
	SARM 64		SARM 70		SARM 71		SARM 72
Element	Grade (g/t)	Range	Grade (g/t)	Grade (g/t)	Grade (g/t)	Grade (g/t)
Pt (g/t)	0.475	±0.036	0.40	3.97	3.97	0.40
Pd (g/t)	0.210	±0.038	0.40	4.24	4.24	0.40
Rh (g/t)	0.080	±0.012	0.11	0.83	0.83	0.11
Au (g/t)	0.018 0.008	±0.008	0.023	0.13	0.13	0.023
Cu (%)	0.021*		0.0094	0.039	0.039	0.0094
Ni (%)	0.097*		0.089	0.17	0.17	0.089

	SARM 73		SARM 75		AMIS00006		AMIS00007
Element	Grade (g/t)	Range	Grade (g/t)	Range	Grade (g/t)	Range
Pt (g/t)	2.45	±0.06	0.32	±0.012	1.38	±0.14	2.48	±0.28
Pd (g/t)	1.56	±0.05	0.61	±0.025	0.91	±0.08	1.50	±0.20
Rh (g/t)	0.26	±0.03			0.29	±0.03	0.25	±0.04
Au (g/t)	0.19	±0.02	0.053	±0.003	0.02*		0.13	±0.0*2
Cu (%)	0.102	±0.004	0.0673	±0.0035			0.1256*	±0.0160
Ni (%)	0.215	±0.009	0.21	±0.01	0.082*	0.0065	0.1981*	±0.0173
	AMIS00008		AMIS00009		AMIS00010		AMIS0013
Element	Grade (g/t)	Range	Grade (g/t)	Range	Grade (g/t)	Range	Grade (g/t)	Range
Pt (g/t)	8.66	±0.78	1.80	±0.14	2.13	±0.20	10.85	±0.86
Pd (g/t)	4.36	±0.39	0.95	±0.06	1.32	±0.15	4.98	±0.34
Rh (g/t)	1.26*	±0.12	0.125	±0.016	0.41*	±0.08	1.43	±0.134
Au (g/t)	0.36*	±0.05	0.14*	±0.02	0.025*		0.52	±0.06
Cu (%)	0.2262	±0.0231	0.0904	±0.0080	0.0716*	±0.0146	0.2302	±0.0127
Ni (%)	0.3782	±0.0335	0.1600	±0.0053	0.1116	±0.0118	0.4177	±0.0340
SARM 49: Certified Quartz Reference Material supplied by Mintek
SARM 64: Certified Chromitite (UG2) Platinum Ore (Tails) Reference Material supplied by Mintek
SARM 70: Certified Chromitite (UG2) Ore Reference Material supplied by Mintek
SARM 71: Certified UG2 reef ore medium grade Reference Material supplied by Mintek
SARM 72: Certified UG2 reef ore high grade. Reference Material supplied by Mintek
SARM 73: Certified Merensky Ore Reference Material supplied by Mintek
SARM 75: Certified Sheba Sulphide Reference Material supplied by Mintek
AMIS0006: Certified Feed Grade UG2 PGE Reference Material supplied by African Mineral Standards
AMIS0007: Certified Feed Grade Merensky PGE Reference Material supplied by African Mineral Standards
AMIS0008: Certified Merensky Reef Low Feed Grade Reference Material supplied by African Mineral Standards
AMIS0009: Certified Merensky Reef Ore Grade Reference Material supplied by African Mineral Standards
AMIS00010: Certified High Feed Grade UG2 PGE Reference Material supplied by African Mineral Standards
AMIS00013: Certified Merensky Reef Ore Grade Reference Material supplied by African Mineral Standards
AMIS 0017:
* - Provisional results or indicated grade

Initially a selection of reject pulps were renumbered and resubmitted for duplicate analysis.  Later, duplicate samples of returned pulps were inserted with each batch with the duplicated sample number being randomly generated at a frequency of 1 duplicate per 15 primary samples.

The laboratory also reported all of its internal repeats and standards associated with each batch to Wesizwe Platinum.

13.4	Laboratory Accreditation

Mintek was accredited (ISO/IEC 17025) in May 1995 by the South African National Accreditation System for “chemical testing” for inter alia “The determination of Pt, Pd, Rh and Au (4E) after lead collection by Fire Assay followed by high pressure sealed tube dissolution and measurement by ICP-OES.

SGS Lakefield Research Africa (Pty) Ltd was accredited (ISO/IEC 17025) in December 2002 by the South African National Accreditation System for “chemical testing” for inter alia “determination of Au, Pt and Pd by lead fusion and ICP-OES (Inductive Coupled Plasma Spectrometer).  Accreditation was also achieved for the determination of Pt, Pd, Rh and Ir by Nickel Sulphide Fusion followed by ICP-OES”.

13.5	Specific Gravity Measurements

Specific Gravity (SG) measurements were performed by gas pycnometer at the laboratory.  The technique measures specific gravity rather than bulk density.  As there are seldom extensive voids in these rocks, the density is generally considered valid.  An examination of data suggests that the densities used in the mineral resource estimate are appropriate

The data from the density measurements from the core samples is included in the sampling sheet for each sampled borehole and is stored in the PTM borehole database.

14	DATA VERIFICATION

14.1	Site Visits

Site visits were made to Wesizwe Platinum by Mr K G Lomberg on 24 May 2005 and on 11 January 2008.  The site visit in 2005 concentrated on the examination of the mineralised intersections from the boreholes completed at that time and to confirm the protocols adopted in the exploration programme.  The quality of the drilling was examined and a number of collar positions confirmed with a hand held GPS.  During the subsequent visit (2008) a selection of intersections were examined and a number of collar positions were checked.  The intersections selected covered the range of the drilling campaigns, the geographic area and the various facies interpreted.

The correlations and interpretations of the geologists were confirmed.  All aspects of the data collection including core transport, geological logging, sample mark out, sampling and sample despatch were assessed.  The position of drill sites visited were confirmed.  The procedures on the drill sites confirm that the handling of core is undertaken to platinum industry standards.

The conclusion of the site visit is that the exploration has been undertaken to accepted platinum industry standards with the exploration programmes supervised by suitably qualified and experienced technical and operational staff.

14.2	Borehole Collars

An examination of the surveyed collar coordinates and the spot check using a hand held GPS, indicates a difference of less than 5m in position.  The collar coordinates are considered to be accurate as the difference is well within the accuracy of the GPS.

14.3	Borehole Core

The core is stored in galvanised core boxes and stored under roof in a secure area close to the property.  The core is in good condition with all the appropriate marking being clearly visible.

14.4	Data Management

Each borehole has a separate file in which all original documentation (daily reports, logging, downhole survey, environmental records etc) is compiled.  The documentation is of a professional and of high quality.  The data from all aspects of the project was readily available in electronic form.  The borehole data is captured into a SABLE database.  The use of this type of relational database provides confidence in the data storage and retrieval and therefore in the mineral resource estimate.

14.5	Downhole Surveys

Only a few downhole surveys are available from Wesizwe Platinum.  The assumption has been made that very little deviation has occurred and that the boreholes that are planned to be vertical are considered vertical.  The holes are spaced far apart which reduces the impact of possible deviations on the mineral resource estimate.

14.6	Logging

The core from a number of boreholes was selected by RSG Global to verify the logging, and sampling.  The boreholes examined were WL1-50, WF51, WF93, WF77, WFA-24, WL2-13, WL1-38, WF55 and WF92.  The logging is considered by RSG Global to be accurate and appropriate for the observed geology.  This consistency in logging and therefore geological understanding and interpretation adds confidence to the data.

14.7	Drill Hole Database Validation

The drilling database was reviewed using the following activities as guidelines:

▪	Ensure compatibility of total hole depth data in the collar, survey, assay and geology database files.

▪	Inspections of the drill core and consideration of the assay data to ensure understanding of the mineralisation and eliminate problems with the correlation of assay results and geology.

▪	Ensure sequential downhole depth and interval data in the survey, assay and geology files.

14.8	Quality control and Quality Assurance

The exploration programme has included QA/QC programme for the analytical data.

The documentation indicates that Wesizwe Platinum inserted 14 different certified standards into the samples for analysis.  Some of the assay values are out of range for the particular standard material.  Swopping and incorrect labelling of standards and/or blanks, are provided as reasons for the discrepancies.  Consultation with the laboratory is reported for discrepancies found.

Wesizwe Platinum also inserted blanks at a rate of 6%, which is considered appropriate.  Some of the values are very higher and have generally been attributed to incorrect labelling i.e.  samples are standards and not blanks.

Some duplicate analysis has been undertaken.  Whilst no issues have been indentified, the rate of duplicate analysis is considered low.

A total of 1370 samples were sent for referee analyses (6.5%) by Genalysis.  No issues have been indentified.

14.9	RSG Global Technical Assessment

RSG Global considers the quality of the logging and sampling to be appropriate and to recognised platinum industry standards.

A suitable QA/QC programme has been implemented and documented.  The number of QA/QC samples submitted is generally at an acceptable level although the number of duplicate analyses may be considered low.  The recommendation is for an increase in frequency of duplicate analyses to 5%.

Reasons for values of the QA/QC samples being out of range is provided with correspondence in respect of check assay concerns, remedial action and results.

RSG Global considers the management of QA/QC by Wesizwe Platinum appropriate for a mineral resource estimate.  Whilst there are aspects of the analyses that may require investigation, the existing data does not demonstrate any significant problems with the precision or accuracy of the laboratories.

The management of the core is professional with sufficient care being exercised with the core handling and storage.  The data is readily available from a relational database (SABLE).

15	ADJACENT PROPERTIES

The Western Bushveld Joint Venture is surrounded close to a number of well established platinum mining operations.

The adjacent property to the south of the WBJV is the Bafokeng Rasimone Platinum Mine (BRPM), which operates under a joint-venture agreement between Anglo Platinum and the Royal Bafokeng Nation.  The operation lies directly to the south of the Project and operating stopes are within 1,500m of the WBJV current drilling area.  The publicly reported resources and reserves for these properties are given in Table 15_2.

Table 15_2 Mineral Resources and Reserves quoted by Anglo Platinum for BRPM - Styldrift (JV) as at 31 December 2007 (SAMREC and JORC Code classification)

Mineral Reserves
Class	Mineralisation Type	Tonnes (Mt)	Grade 3PGE+Au (g/t)
Proved Mineral Reserves (50% reported)	Merensky	11.5	4.50
	UG2	-	-
Probable Mineral Reserves, (50% reported)	Merensky	33.0	4.23
	UG2	-	-
Mineral Resources
Class	Mineralisation Type	Tonnes (Mt)	Grade 3PGE+Au (g/t)
Measured Mineral Resources	Merensky	2.1	6.48
	UG2	8.9	4.73
Indicated Mineral Resources	Merensky	8.4	6.79
	UG2	34.0	4.84
Inferred Mineral Resource	Merensky	46.6	6.81
	UG2	74.6	4.28

To the best of the author’s knowledge, these mineral resource estimates have not tested for compliance with NI 43-101.

Impala Platinum Mines is situated some 10km to the south of Frischgewaagd.  The publicly reported resources and reserves for these properties are given in Table 15_2.  To the best of the author’s knowledge, these mineral resource estimates have not tested for compliance with NI 43-101.

Table 15_2 Mineral Reserves and Resources quoted for Impala Platinum Mines as at 30 June 2007 (SAMREC Code classification)

Mineral Reserves
Class	Mineralisation Type	Tonnes (Mt)	Grade 3PGE+Au (g/t)
Proved Mineral Reserves	Merensky	23.0	4.07
	UG2	23.2	3.89
Probable Mineral Reserves	Merensky	104.7	4.04
	UG2	105.6	3.88
Mineral Resources
Class	Mineralisation Type	Tonnes (Mt)	Grade 3PGE+Au (g/t)
Measured Mineral Resources	Merensky	121.3	6.06
	UG2	117.8	6.93
Indicated Mineral Resources	Merensky	89.3	6.13
	UG2	73.8	6.75
Inferred Mineral Resource	Merensky	71.2	6.83
	UG2	58.5	6.96

Rustenburg Platinum Mine (RPM) is situated some 40km south-east of Frischgewaagd.  The publicly reported resources and reserves for these properties are given in Table 15_3.

Table 15_3 Mineral Reserves and Resources quoted by Anglo Platinum for Rustenburg Platinum Mines (Rustenburg Section) as at 31 December 2007 (SAMREC and JORC Code classification)

Mineral Reserves
Class	Mineralisation Type	Tonnes (Mt)	Grade 3PGE+Au (g/t)
Proved Mineral Reserves	Merensky	29.3	5.77
	UG2	103.7	3.55
Probable Mineral Reserves	Merensky	14.8	5.33
	UG2	134.4	3.63
Mineral Resources
Class	Mineralisation Type	Tonnes (Mt)	Grade 3PGE+Au (g/t)
Measured Mineral Resources	Merensky	9.0	7.28
	UG2	43.0	5.11
Indicated Mineral Resources	Merensky	18.6	7.17
	UG2	77.0	5.23
Inferred Mineral Resource	Merensky	26.1	7.12
	UG2	27.1	5.41

To the best of the author’s knowledge, these mineral resource estimates have not tested for compliance with NI 43-101.

16	MINERAL PROCESSING AND METALLURGICAL TESTING

No relevant information.

17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Mineral Resource Estimate

17.2	Introduction

Mineral resource estimates have been undertaken on the Merensky Reef and UG2 Chromitite Layer utilising Ordinary Kriging, Simple Kriging and arithmetic mean.  The estimation used the metal accumulations.

17.3	Methodology

The approach to the Merensky Reef and UG2 Chromitite Layer is similar.  The composites were developed based on a minimum width of 100cm, the application of a geological cut as applicable to the various facies of the Merensky Reef and UG2 Chromitite Layer and a 1g/t 3PGE+Au marginal cut-off.  A number of composites of metal accumulation were generated, statistics calculated, facies delineated, variography completed, estimation (2D) undertaken, classification determined and estimate documented.  The data from each borehole is then averaged to provide a single data point per borehole – referred to as declustered data.

The estimates were undertaken for metal accumulations after weighting for sample length and specific gravity.  The method of compositing is considered appropriate.  The use of metal accumulations is also considered valid.  Where density is absent, the value based on a regression with the 3PGE+Au grade has been utilised.

A validation was undertaken which included the correlation of various geochemical features, notably the relationships between the individual PGE metals.  Based on this analysis some grade values were amended.  All amendments are to lower grades.

17.4	Geology Model

The understanding of the geology is considered appropriate to the mineral resource estimate.  The identification and use of facies is good practice for the estimation of both the Merensky Reef and UG2 Chromitite Layer.  Where the facies could not be determined, no mineral resource has been estimated.  The geological model and consideration for the geology is considered appropriate for the mineral resource estimate.

A geological loss of 25% is applied.  RSG Global considers this to be appropriate for the deposits and regional geology.

17.5	Basic Statistics

Basic statistics was undertaken on all variables for each of the composite units.  The statistical investigation included comprehensive analysis of each element for each composite and for the various facies areas.  Where anomalous assay data was indentified, amendments to the data were made. Amendments were made to density data where the measured data was considered too low.  Where there is a paucity of data, the average of individual or declustered data was utilised.

The distributions of the metal accumulations were examined prior to the estimation (Figure 17.5_1). The Normal Facies was determined to be a normal distribution. The Single Chromitite , Normal Footwall and Detached Facies datasets were considered to be too small to consider other than a normal distribution.  Both UG2 Chromitite Layer facies were examined and it was concluded that the data should also be considered to be a normally distributed.

Figure 17.5_1

Merensky Reef – All facies

UG2 Chromitite Layer – Normal Facies

Merensky Reef – Normal Facies

UG2 Chromitite Layer – Regional Potholes Facies

Merensky Reef - Single Chromitite Facies

An analysis of the potential outlier values was undertaken and it was concluded that no capping was required.

All the intersections were examined to confirm the geological validity of inclusion in the mineral resource estimation.  After examination of all the boreholes, seven intersections were excluded from the resource estimate due to the intersection being considered non representative as a result of a geological feature – intrusion or fault (Table 17.5_1).

Table 17.5_1 Intersections Excluded from Mineral Resource Estimation due to Geological Validation
Drillhole,	Reef,	Facies,	Reason
WF-01	Merensky Reef	Normal	Sill on top contact
WF-49	Merensky Reef	Normal	Intruded
WF-69	Merensky Reef	Not identified	Potholed
WFA-03	UG2 Chromitite Layer	Not identified	Potholed
WF-01	UG2 Chromitite Layer	Not identified	Faulted
WF-60	UG2 Chromitite Layer	Not identified	Potholed
WF 71	UG2 Chromitite Layer	Not identified	Potholed

The understanding of the data is therefore considered sufficient for the mineral resource estimate.  RSG Global concurs with the interpretations and recommendations.

17.6	Variography

The variography was undertaken on the basis of the declustered individual metal accumulations in various facies for each reef (Figure 17.6_1).  The results indicate some difficulty in modelling the experiment variogram.  Typically two structure isotropic variograms were modelled.  In some cases anisotropic variograms were modelled.  The use of the closely spaced borehole intersections (deflections) has allowed the determination of the nugget effect.  The nugget effect is generally moderate to high relative to the sill.

Figure 17.6_1

Variography of Metal Accumulations

Merensky Reef – Normal Facies
3PGE+Au (g/m^2)

VARIOGRAM
DISTANCE
MFAC
NORM
D+
Azi / Dip
Directionless
Variogram
Grade: PGEM2
MFAC : NORM

Merensky Reef – Single Chromitite Facies
3PGE+Au (g/m2)

VARIOGRAM
DISTANCE
MFAC
SC
Variogram
Grade: PGEM2
MFAC : SC

Merensky Reef – Normal Facies
Cu (%/m^2)

VARIOGRAM
DISTANCE
MFAC
NORM
D+
Azi / Dip
Directionless
Variogram
Grade: CUM2
MFAC : NORM

Merensky Reef – Single Chromitite Facies
Cu (%/m^2)

VARIOGRAM
DISTANCE
MFAC
SC
D+
Azi / Dip
Directionless
Variogram
Grade: CUM2
MFAC : SC

Merensky Reef – Normal Facies Ni (%/m^2)

VARIOGRAM
DISTANCE
MFAC NORM
Azi / Dip Directionless
Variogram
Grade: NIM2
MFAC : NORM

Merensky Reef – Single Chromitite Facies Ni (%/m^2)

VARIOGRAM
DISTANCE
MFAC SC
Azi / Dip Directionless
Variogram
Grade: NIM2
MFAC : SC

Merensky Reef – Normal Facies Tonne/m^2

VARIOGRAM
DISTANCE
MFAC
NORM
NORM
NORM
NORM
Azi / Dip
157.5 / 0.0
112.5 / 0.0
67.5 / 0.0
22.5 / 0.0
Variogram
Grade: TonM2

Merensky Reef – Single Chromitite Facies Tonne/m^2

VARIOGRAM
DISTANCE
MFAC SC
Azi / Dip Directionless
Variogram
Grade: TonM2
MFAC : SC

UG2 Chromitite Layer – Normal Facies 3PGE+Au (g/m^2) 	UG2 Chromitite Layer – Regional Pothole Facies 3PGE+Au (g/m^2) 
UG2 Chromitite Layer – Normal Facies Ni (%/m^2) 	UG2 Chromitite Layer – Regional Pothole Facies Ni (%/m^2) 

VARIOGRAM
DISTANCE
0
500
1000
1500
2000
Outside data area

17.7	Estimation

The estimate utilised a block size of 500m x 500m.

The estimates were undertaken using:

•
Simple Kriging with a local mean (Merensky Normal, UG2 Chromitite Layer Normal and UG2 Chromitite Layer Regional Pothole).  Local means based on the de-clustered average intersection data within a 500x500m grid.

•	Ordinary Kriging (Merensky Single Chromitite Reef).

•	The other facies (Merensky Reef Normal Footwall, Merensky Reef Detached) were estimated based on the arithmetic average of the metal accumulations due to the paucity of the data.

The estimation was undertaken with a search radius of 2,000m and a minimum of four (4) boreholes and a maximum of 25 boreholes for each block estimate.

17.8	Validation of the Estimates

There is suitable correlation between the statistics and the tabulated mineral resource estimates.

17.9	Mineral Resource Classification

The classification utilises both geological and geostatistical criteria.  An important consideration is the confidence in the facies delineation.  The consideration of indicated and measured categories is based on the Kriging Standard deviation, and Kriging variance to Block Variance ratio.

The classification approach incorporates appropriate factors and expertise.  RSG Global supports the classifications given.

The mineral resource was classified in accordance with the in the SAMREC Code (March, 2000).  It is considered to be compliant with NI 43-101.

17.10	Mineral Resource Tabulation

The mineral resource estimate as presented in the documentation is summarised in Table 17.10_1.

Table17.10_1 Frischgewaagd 96JQ (RE 4 and Portion 11) Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11) (September 2007)
Facies	Tonnes	Width	3PGE+Au	Pt	Pd	Rh	Au	Cu	Ni	3PGE+Au	Pt	Pd	Rh	Au	Cu	Ni
	(t)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(oz)	(%)	(%)	(%)	(%)	(t)	(t)
Measured
Merensky Reef
Normal	4,539,000	1.54	5.70	3.67	1.54	0.27	0.22	0.07	0.23	832,200	64	27	5	4	3,300	10,500
Total Measured	4,539,000	1.54	5.70	3.67	1.54	0.27	0.22	0.07	0.23	832,200	64	27	5	4	3,300	10,500

Indicated
Merensky Reef
Normal	6,069,000	1.67	6.23	4.01	1.69	0.29	0.25	0.09	0.26	1,214,100	64	27	5	4	5,300	15,700
Single Chromitite	5,357,000	1.65	5.81	3.76	1.52	0.28	0.25	0.07	0.16	1,001,400	65	26	5	4	3,900	8,700
Total	11,426,000	1.66	6.03	3.89	1.60	0.28	0.24	0.08	0.21	2,215,500	64	27	5	4	9,200	24,400
UG2 Chromitite Layer
Normal	7,591,000	1.39	4.39	2.67	1.22	0.46	0.02	-	0.13	1,070,700	61	28	11	0		9,600
Regional Pothole	6,112,000	1.77	4.66	2.83	1.29	0.45	0.05	-	0.13	915,400	61	28	10	1		7,900
Total	13,702,000	1.46	4.51	2.74	1.27	0.46	0.04	-	0.13	1,986,100	61	28	10	1	-	17,500

Total Indicated	25,128,000	1.54	5.20	3.26	1.41	0.38	0.13		0.17	4,201,600	62	28	8	2		41,900

Inferred
Merensky Reef
Detached	2,828,000	1.15	5.71	3.78	1.43	0.26	0.23	0.07	0.20	508,800	66	25	5	4	2,000	114,400
Normal	625,000	1.34	5.89	3.79	1.60	0.27	0.23	0.08	0.25	118,200	64	27	5	4	500	1,600
Normal Footwall	2,016,000	1.74	7.00	4.69	1.84	0.25	0.22	0.04	0.11	453,700	67	26	4	3	700	2,100
Single Chromitite	3,291,000	1.50	5.37	3.47	1.40	0.25	0.23	0.07	0.16	563,700	65	26	5	4	1,800	5,300
Total	8,758,000	1.38	5.84	3.86	1.57	0.25	0.23	0.06	0.17	1,644,400	65	26	6	3	5,000	123,400

UG2 Chromitite Layer
Normal	5,165,000	1.27	4.18	2.54	1.17	0.44	0.02		0.13	695,300	61	28	11	-	-	6,500
Regional Pothole	10,372,000	1.56	4.79	2.91	1.33	0.47	0.05		0.14	1,596,900	61	28	10	1		14,100
Total	15,537,000	1.34	4.59	2.78	1.27	0.46	0.04		0.14	2,292,200	61	28	10	1	-	20,600

Total Inferred	24,295,000	1.37	5.04	3.18	1.37	0.38	0.11	0.02	0.15	3,936,600	63	27	8	2		144,000

Note:           A geological loss of 25% has been applied
                   The composites were developed based on a minimum width of 100cm, the application of a geological cut as applicable to the various facies of the Merensky Reef and UG2
                    Chromitite Layer and a 1g/t 3PGE+Au marginal cut-off.

17.11	Mineral Reserve Estimate

No Mineral Reserve was estimated.

18	OTHER RELEVANT DATA AND INFORMATION

No other relevant information is available.

19	INTERPRETATIONS AND CONCLUSIONS

The conclusions are as follows:

•	The approach and execution of the exploration and drilling is considered of a high standard and appropriate for the estimation of the respective mineral resources.

•	The methods of chemical analysis are considered appropriate for the mineral resource estimate.

•	The understanding of the geology and the application of facies to the mineral resource estimate are considered good practice.

•	The overall approach to the mineral resource estimate is valid and the estimates are considered robust.

20	RECOMMENDATIONS

The existing mineral resource estimates for the Merensky Reef and UG2 Chromitite Layer are considered appropriate for feasibility level mine design and other studies.

21	REFERENCES

Gray, D. Miethke, A. (15 June 2007). Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 North West Province, Republic of South Africa, June 2007 prepared by Snowden Mining Consultants Group for Platinum Group Metals (RSA) Ltd

Muller, C.J. (20 March 2007). Inferred Mineral Resource Estimate on Project 2 of te Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa. Minxcon. Prepared for Platinum Group Metals (RSA) Ltd.

Young, D. (September 2007). Competent Person’s Update of the Mineral Resources, Review of the Pre Feasibility Study by TWP and Valuation of Wesizwe Platinum Limited’s Pilanesberg Project. The Mineral Corporation. Report No. C-WES-EXP-242/410. Prepared for Wesizwe Platinum Limited.

Young, D. (May 2007). Competent Person’s Update of the Mineral Resources at Wesizwe Platinum Limited’s Pilanesberg Project. The Mineral Corporation. Report No. C-WES-EXP-242/362. Prepared for Wesizwe Platinum Limited.

Young, D. (November 2005). Competent Persons’ Report on the Exploration Assets held by Wesizwe Platinum Limited The Mineral Corporation Report No. C-WES-EXP-242/231. Prepared for Wesizwe Platinum Limited.

22	DATE AND SIGNATURE PAGE

RSG Global Consulting Pty Ltd

Certificate of Qualified Person

As author of the report entitled “Platinum Group Metals (RSA) Ltd. Updated with the Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11) (Effective date: 30 April 2008)  (the “Report”), I hereby state:-

1.
My name is Kenneth Graham Lomberg and I am Principal Consultant Resources with the firm of Coffey Mining (South Africa) (Pty) Ltd. Trading as RSG Global of 604 Kudu Avenue, Allen’s Nek, 1737, Gauteng, South Africa.  My residential address is 37 Jan K.  Marais Avenue, Randburg, Gauteng, 2194, South Africa.

2.	I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat).

3.
I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1984) from this institute.  I also hold a Bachelor of Commerce degree (1993) from the University of South Africa.  I hold a Graduate Diploma in Engineering (Mining Engineering) (2007) from the University of the Witwatersrand.

4.	I have practiced my profession continuously since 1985.

5.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.
I have personally visited the Western Bushveld Joint Venture on 24 May 2005 and 11 January 2008.  I have performed consulting services during and reviewed files and data supplied by Platinum Group Metals (RSA) Ltd Limited and Wesizwe Platinum between 1 December 2007 and 30 April 2008.

7.	I am responsible for all sections of the Report.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	I am independent of Platinum Group Metals (Pty) Limited, Wesizwe Platinum Limited and Anglo Platinum Limited, pursuant to section 1.4 of the Instrument.

10.	I have read the National Instrument and Form 43-101F1 (the “Form”) and the Report has been prepared in compliance with the Instrument and the Form.

11.
I do not have nor do I expect to receive a direct or indirect interest in Platinum Group Metals (Pty) Limited, Wesizwe Platinum or Anglo Platinum Limited, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals (Pty) Limited, Wesizwe Platinum or Anglo Platinum or any associate or affiliate of such companies.

Dated at Johannesburg, South Africa, on 4 June 2008.

[Signed]
Ken Lomberg Qualified Person	BSc Hons (Geology), BCom, GDE, Pr.Sci.Nat.